FirstEnergy



2001 ANNUAL REPORT

A YEAR OF RECORD EARNINGS AND GROWTH

FirstEnergy Corp. is a registered public utility holding company headquartered in Akron, Ohio. FirstEnergy subsidiaries and affiliates – which produce approximately $12 billion in annual revenues and own more than $37 billion in assets – are involved in the generation, transmission and distribution of electricity; exploration and production of oil and natural gas; transmission and marketing of natural gas; energy management and other energy-related services.

FirstEnergy's electric utility operating companies – Ohio Edison, The Cleveland Electric Illuminating Company and Toledo Edison in Ohio; Metropolitan Edison, Pennsylvania Electric and Pennsylvania Power in Pennsylvania; and Jersey Central Power & Light in New Jersey – comprise the nation's fourth largest investor-owned electric system, based on 4.3 million customers served within a 36,100-square-mile area that stretches from the Ohio-Indiana border to the New Jersey shore.

- Ohio Edison Company
- The Cleveland Electric Illuminating Company
- Toledo Edison Company
- Metropolitan Edison Company
- Pennsylvania Electric Company
- Pennsylvania Power Company
- Jersey Central Power & Light Company


PA
NJ
OH

Dear Fellow Shareholders:



As you may know, I will retire from the FirstEnergy organization on May 31, 2002. It has been my pleasure to serve as your chairman since the completion of the merger of FirstEnergy and GPU, Inc. For 39 years prior to the merger I was honored to have worked for the GPU organization, serving most recently as chairman, president and chief executive officer.

My tenure with GPU was both challenging and rewarding as we mapped out and implemented a strategy intended to maximize the value of shareholder investment in our company. That strategy led us to the combination with FirstEnergy. The result has been a larger, stronger organization, better equipped to meet the challenges that lie ahead.

I feel very positive about the FirstEnergy/GPU merger. With the leadership and expertise of Pete Burg and the FirstEnergy management team, I am confident that our Company will continue to grow and prosper. Thank you for your past support. I wish you the very best in the years ahead.

Fred D. Hafer
Chairman


$2.50
$2.69
$2.85*
'99
'00
'01

BASIC EARNINGS PER COMMON SHARE

**Before cumulative effect of accounting change*


$20.22
$21.29
$25.29
'99
'00
'01

BOOK VALUE PER COMMON SHARE

FINANCIAL HIGHLIGHTS (1)

	2001	2000
(Dollars in thousands, except per share amounts)		
Total revenues	**$7,999,362**	$7,028,961
Income before cumulative effect of accounting change (2)	**$654,946**	$598,970
Net income	**$646,447**	$598,970
Basic earnings per common share:		
Before cumulative effect of accounting change	**$2.85**	$2.69
After cumulative effect of accounting change	**$2.82**	$2.69
Diluted earnings per common share:		
Before cumulative effect of accounting change	**$2.84**	$2.69
After cumulative effect of accounting change	**$2.81**	$2.69
Return on average common equity before accounting change	**12.9%**	13.0%
Dividends per common share	**$1.50**	$1.50
Book value per common share	**$25.29**	$21.29

(1) Financial Highlights include results from the former GPU, Inc., companies from November 7, 2001 – the effective date of the merger – through December 31, 2001.
(2) This accounting change is described on page 44 in Note 1 to the Consolidated Financial Statements under Supplemental Cash Flows Information.

CONTENTS

MESSAGE TO SHAREHOLDERS



2001 was a year of record earnings and growth for your Company.

With a six-percent increase in basic earnings to an all-time high of $2.85 per share of common stock – before the cumulative effect of an accounting change – and with the completion of the merger with GPU, Inc., we're delivering on our commitment to increase the value of your investment and enhance the competitiveness of your Company.

The merger greatly expanded the size and scope of our electric business. Our seven electric operating companies serve as the platform for our growth and comprise the nation's fourth largest investor-owned electric system, based on 4.3 million customers served in Ohio, Pennsylvania and New Jersey.

For the year, we produced a total shareholder return of 16 percent, ranking us seventh among the 69 Edison Electric Institute companies in this key measure. It represents the market appreciation of our common stock, including reinvestment of dividends.

Our progress has been recognized by leading credit rating agencies, which upgraded our Ohio electric operating companies' debt in 2001. FirstEnergy and all of our electric operating companies now are rated investment grade. This greatly improves our financial flexibility in accessing capital markets and reduces the cost of borrowing.

We also were named as one of 15 companies in the Dow Jones Utility Average, which represents U.S. companies whose businesses focus on natural gas, electricity and pipelines.

Delivering Results

Our accomplishments indicate that our business strategy is paying off. Simply put, our strategy is regional, retail and integrated.

Focused on a multi-state region within the northeastern U.S., we're capitalizing on our expanded retail presence achieved through the merger by selling regulated and unregulated electricity and other energy-related products and services to new and existing customers. And, we're remaining an integrated business, with generation, transmission and distribution of electricity at the core.

By improving the performance of our regulated and unregulated operations, and by optimizing the value of our assets through diversification of our generation portfolio, reinvestment in the business and divestiture of non-core assets, we're confident that we'll succeed.

Enhancing Our Competitive Position

We took significant steps to enhance our competitive position last year. We retired, refinanced or re-priced long-term debt and preferred stock totaling $552.8 million for the year, which will produce annual savings of $22.6 million.

And, consistent with our regional focus, we divested GasNet in Australia through an initial public offering and reached an agreement to sell 79.9 percent of Avon Energy Partners Holdings in the United Kingdom to Aquila, Inc. (formerly UtiliCorp United) of Kansas City, Missouri. Those operations were acquired through the merger.

We also reached an agreement to sell four coal-fired power plants – located along Lake Erie – to NRG Energy, Inc., of Minneapolis, Minnesota. The plant sale – expected to close by

"...we're delivering on our commitment to increase the value of your investment and enhance the competitiveness of your Company."

this summer – is consistent with our electricity supply strategy of meeting customer demand through a combination of our own baseload and peaking generation and short- and long-term power contracts.

These transactions will help us reach our goal of reducing debt and preferred stock by approximately $5 billion by the end of 2004. We're also committed to improving our financial performance by delivering stronger earnings growth.

We're grateful for the approval of the GPU merger by the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission (PPUC). And, we look forward to working with lawmakers and regulators as we provide customers with the high-quality service they expect and deserve.

Addressing a Pennsylvania Court Decision

We're assessing a February decision by a Pennsylvania Commonwealth Court that affirmed the PPUC's approval of the merger, but overturned certain provisions of our merger settlement stipulation in Pennsylvania, which was supported by virtually every major party to the merger proceedings.

We believe the court ignored substantive facts in the case and Pennsylvania law in its ruling with regard to treatment of certain deferred expenses and allocation of merger savings. We are considering our response, which could include asking the Pennsylvania Supreme Court to review the decision.

Extending the Refueling Outage at Davis-Besse

We are extending the refueling outage that began in February at the Davis-Besse Nuclear Power Station by at least 60 to 90 days as we continue to assess necessary repairs to its reactor head. Based on findings to date, we believe that we can repair the existing reactor head. And, we'll soon submit a proposed repair plan to the Nuclear Regulatory Commission, which must approve the plan before repairs are made.

Increasing the Value of Your Investment

We've made significant progress, but realize there is much work ahead to solidify our position as the region's leading retail energy and related services supplier, and to further improve the value of your investment.

I would like to thank your Board's chairman, Fred Hafer, who has elected to retire in May, for his leadership, vision and many contributions to GPU and FirstEnergy. I'm sure you'll join me in wishing Fred the best in his retirement.

And, with the hard work, dedication and expertise of our employees, management team and Board of Directors, I'm confident we will continue to achieve great success in the years ahead.

Sincerely,

H. Peter Burg
Vice Chairman and
Chief Executive Officer

March 18, 2002



Growing Our Business


$568
'99
$599
'00
$655*
'01

NET INCOME
[MILLIONS]

**Before cumulative effect of accounting change*

FirstEnergy emerged as a larger, stronger company in 2001 with the completion of the merger with GPU, Inc. The combination nearly doubled our electric customer base to 4.3 million and created the nation's fourth largest investor-owned electric utility system, based on customers served.

Our expanded service area spans 36,100 square miles from the Ohio-Indiana border to the New Jersey shore, providing a much larger market for electricity, natural gas and energy-related products and services offered by FirstEnergy companies.

The combination nearly doubled our electric customer base to 4.3 million and created the nation's fourth largest investor-owned electric utility system, based on customers served.

FROM LEFT TO RIGHT:
FIRSTENERGY CEO PETE BURG AND CHAIRMAN FRED HAFER • FARM IN NORTHERN PENNSYLVANIA • DOWNTOWN CLEVELAND, OHIO – THE LARGEST CITY IN OUR SERVICE AREA • COLLEGE OF ST. ELIZABETH IN MORRISTOWN, NEW JERSEY



As part of the merger, we added three electric operating companies: Metropolitan Edison, with 500,000 customers in eastern Pennsylvania; Pennsylvania Electric, with 580,000 customers in northern and central Pennsylvania; and Jersey Central Power & Light, with one million customers in northern and central New Jersey.

Our electric operating companies – which also include Ohio Edison, The Cleveland Electric Illuminating Company, Toledo Edison and Pennsylvania Power – now serve 30 percent of all distribution customers in Ohio, Pennsylvania and New Jersey.

Transitioning To Full Competition

Regulatory frameworks in these markets have created stable environments for our continued transition to full competition. Our transition plans – which established the foundation for how we're operating in these markets – are providing stable cash flow for financial flexibility and reinvestment opportunities during the transition.

The plans include provisions that allow for fixed distribution rates and recovery of transition costs.

We're enhancing the competitiveness of your Company by continually improving performance in all areas of our operations, with an emphasis on our core electric business.

The pending sale of the Ashtabula, Bay Shore, Eastlake and Lake Shore plants – located along Lake Erie – to NRG Energy, Inc., of Minneapolis, Minnesota, is a key step. The sale will enable us to focus on maximizing the efficient use of our coal-fired generating plants located along the Ohio River, where coal transportation costs are inherently lower; our nuclear plants; and our growing number of natural-gas-fired and other peaking plants.


$6,320
'99
$7,029
'00
$7,999*
'01
TOTAL REVENUES [MILLIONS]
**Includes GPU results from November 7 through December 31, 2001*

The sale of the plants will reduce our net generating capacity by 2,535 megawatts (MW). However, NRG is required under the agreement to sell up to 10.5 million megawatt-hours a year to us at established prices through 2005, the end of the market development period for electric competition in Ohio. This amount represents the approximate past annual output of the four plants.

The sale of the plants also will move us closer to better matching our generating capabilities with our customer load profiles, while supporting our supply strategy of meeting customer demand through a combination of our own generation and short- and long-term power contracts.

Upon completion of the sale – expected to occur by this summer – our coal-fired generating capacity will decrease to 47 percent from 56 percent. As a result, capacity from our remaining sources of generation will increase – nuclear to 35 percent from 29 percent; oil and natural gas to 12 percent from 10 percent; and pumped-storage hydro to 6 percent from 5 percent.

Improving Our Performance

FROM LEFT TO RIGHT:
COAL PILE AT OUR W. H. SAMMIS PLANT IN OHIO ✱ NEW NATURAL-GAS-FIRED PEAKING UNITS AT WEST LORAIN PLANT IN OHIO ✱ MAINTENANCE AT A TRANSMISSION TOWER

The shift in our generation portfolio reflects our growing amount of peaking generation – units that enable us to respond quickly to electrical load swings. Since 2000, we've added more than 800 MW of natural-gas-fired peaking capacity, and expect to add another 340 MW this summer.

Also, we added more than 200 MW of pumped-storage and hydro capacity through the merger, and we'll add more than 350 MW of nuclear capacity during the next five years through uprates at our Beaver Valley, Davis-Besse and Perry nuclear power plants.

Protecting the Environment

We're delivering on our commitment to protect the environment while meeting customer needs for reliable and competitively priced electricity.

The installation of low-nitrogen-oxide (NO_X) burners and other environmental protection systems has reduced our emissions of NO_X by 63 percent and sulfur dioxide by 59 percent since 1990.

Proposals are under consideration in Washington, D.C., that would require further emission reductions. We support achieving additional reductions in a cost-effective manner. Any law that ultimately results should offer consistency, flexibility and reasonable deadlines to meet reduction targets, and the regulatory certainty needed to encourage future investment in generation and the development of new, more effective technologies.

We've spent nearly $5 billion on environmental protection efforts since passage of the Clean Air Act, reducing emissions and exploring other ways to lessen the impact of our plants on the environment.

Despite our progress, legal action by the U.S. Environmental Protection Agency (EPA) is pending against our W. H. Sammis Plant and more than 40 other power plants in the Midwest and South. The EPA claims that routine maintenance, repairs and replacements at Sammis – common industry practices for decades under the agency's oversight – have triggered provisions of the Clean Air Act that require installation of additional environmental controls, even though capacity and emissions at our plant have not increased. We remain confident that all our plants – including Sammis – are in compliance.

We're delivering on our commitment to protect the environment while meeting customer needs for reliable and competitively priced electricity.



Achieving Safety and Operational Improvements
The safe and reliable operation of our power plants continued to be a top priority in 2001. Employees posted another year of impressive safety and operational records. Our company-wide Occupational Safety and Health Administration incident rate of 1.21 per 100 employees ranks us among our industry's leaders in safety.

This was achieved through the hard work and dedication of employees, including those at the Bruce Mansfield Plant – our largest coal-fired plant – which generated more than 20 percent of our total output in 2001. Employees at the Mansfield Plant reached three million hours worked without a lost-time accident.

We also achieved safety and operational milestones at our Beaver Valley and Davis-Besse nuclear plants, which are operated by FirstEnergy Nuclear Operating Company. Capacity factors at Davis-Besse and Beaver Valley Unit 2 of 99.8 and 97.2 percent, respectively, ranked the plants among the world's top performers in this key measure of plant reliability.

The plants achieved other significant accomplishments in 2001. Davis-Besse employees ended the year with more than 5.5 million hours worked without a lost-time accident. Beaver Valley Unit 2 operated 363 out of 365 days last year, yielding a 99.3 percent availability factor, well above the industry average of 89 percent. And, plant employees reached more than 2.5 million hours worked without a lost-time accident in 2001.

Extending the Refueling Outage at Davis-Besse
We are extending the refueling outage that began in February at the Davis-Besse Nuclear Power Station by at least 60 to 90 days as we continue to assess necessary repairs to its reactor head. A comprehensive inspection – which has not yet been completed – has found cracking on 5 of 69 nozzles that are inserted into the head of the plant's reactor, as well as corrosion around two of the cracked nozzles. Cracked nozzles have been found at several other plants of similar design.

Based on findings to date, we believe that we can repair the existing reactor head. Davis-Besse soon will submit its proposed repair plan to the Nuclear Regulatory Commission, which must approve the plan before repairs are made.


Meeting Customer
Energy Needs

Our company-wide Occupational Safety and Health Administration incident rate of 1.21 per 100 employees ranks us among our industry's leaders in safety.


1.66
'99
1.54
'00
1.21
'01

OSHA SAFETY RATING
[INCIDENTS PER 100 EMPLOYEES]

We expect repairs to cost between $5 million and $10 million. In addition, the loss of generation output from Davis-Besse could increase energy costs between $10 million and $15 million per month.

Improving Customer Service

During 2001, we made progress in our ongoing efforts to provide superior customer service. We achieved a key target in customer attitude research that gauges perception of service excellence, with more than 60 percent of our customers rating us a 9 or a 10 on a 10-point scale for our performance in areas such as electric service reliability and outage restoration.

We're working to further improve performance in these and other areas. And, we're continuing to make the necessary investments to enhance the overall reliability of our system.

We spent nearly $83 million on electric distribution system improvements, including the upgrades of existing facilities and the addition of new substations, overhead and underground lines and other equipment. We'll invest another $70 million in these areas in 2002 throughout our service areas.

To further improve performance, we've implemented a regional management structure in our new service areas in Pennsylvania and New Jersey, moving decision making and accountability closer to customers. The decentralized structure has proven effective in our other regions, helping improve operations and customer service.

In addition, we're installing a new computer software platform called SAP, an information system through which we'll manage customer service and billing, provide management information, communicate with business partners and meet other needs. Some 200 employees are working on implementation of SAP. Its efficiency will play an important role in helping us achieve merger-related benefits while enhancing our competitive position. Implementation should be complete in the spring of 2003.

FROM LEFT TO RIGHT:
INSTALLING UNDERGROUND ELECTRIC CABLE • CONSTRUCTION OF A NEW SUBSTATION • FIRSTENERGY NUCLEAR OPERATING COMPANY PRESIDENT ROBERT SAUNDERS (R) AND DR. NILS J. DIAZ (L), A COMMISSIONER OF THE NUCLEAR REGULATORY COMMISSION, TOURING THE PERRY NUCLEAR POWER PLANT



We're also taking strategic steps to secure profitable business in competitive markets. Our FirstEnergy Solutions subsidiary has unveiled a new retail marketing strategy, with more emphasis on customizing multiple unregulated energy and related product and service offerings for commercial and industrial customers in our targeted region for growth – the northeastern U.S.

Because of the prevalence of consolidated buying decisions in these markets, FirstEnergy Solutions also reduced its sales and marketing staff by approximately 30 percent, further enhancing opportunities for profitable growth.

With tailored energy and related services packages designed to meet specific needs of individual customers and certain industries, our sales force is better positioned to maximize the number of products and services we provide to each customer.

For example, FirstEnergy Solutions is supplying electricity to 74 Giant Eagle superstores and warehouse facilities in Ohio under a multi-year agreement. And, it is managing the procurement of electricity and natural gas, and providing energy conservation recommendations for four PinnacleHealth hospitals located in the Harrisburg, Pennsylvania, area.



$22.69
$31.56
$34.98
99
00
01

YEAR-END MARKET
PRICE PER SHARE

Approximately 650,000 of our Ohio customers have selected new suppliers, including some 175,000 who chose our FirstEnergy Solutions subsidiary, a certified competitive supplier in the state.

FirstEnergy Solutions also is helping The Andersons – a leader in grain merchandising and wholesale fertilizer distribution – secure competitively priced electricity and natural gas, manage third-party utility bills and identify ways to improve energy efficiency at all of its facilities in six states, including Ohio and Pennsylvania.

And, FirstEnergy Solutions is working with the Electric Power Research Institute and the National Park Service to improve energy efficiency and power quality at five parks, including the Cuyahoga Valley National Park in northern Ohio. FirstEnergy Solutions completed energy audits for each of the parks, identifying energy-efficiency opportunities such as heating and lighting savings. It also analyzed alternative sources of electricity for park locations where energy is needed temporarily, or where it is uneconomical to connect to the power grid.

Supporting Electric Choice

During the year, we continued to educate customers about electric choice.

The transition to full competition is under way through electric choice programs in our three principal states of operation. While shopping is not occurring at the rate many anticipated in our service areas in Pennsylvania and New Jersey, our Ohio service area has emerged as one of the most active in the country.

We're making steady progress toward meeting a target that calls for at least 20 percent of our Ohio customers to switch to new suppliers by 2005. We helped jump-start competition

Succeeding In A Competitive Marketplace



in our service area under an innovative agreement through which we're selling 1,120 MW of our generating capacity at established prices to competing power marketers and brokers for resale to our customers.

Approximately 650,000 of our Ohio customers have selected new suppliers, including some 175,000 who chose our FirstEnergy Solutions subsidiary, a certified competitive supplier in the state. Among its customers are those participating in aggregation or buying groups, including approximately 80,000 in Toledo who are participating in the city's aggregation group formed under Ohio's Electric Choice law.

Further Enhancing Our Competitiveness

We're also taking the necessary steps to enhance the competitiveness of our transmission assets that – with completion of the GPU merger – include 14,700 miles of high-voltage transmission lines with 103 interconnections and ties to 14 other electric utility systems.

Our American Transmission Systems, Incorporated (ATSI), subsidiary is continuing to work with eight other regional electric utilities on joining the Midwest or PJM regional transmission organization (RTO). The RTO would operate the transmission assets of its member companies, including those currently owned and operated by ATSI in the East Central Area Reliability Coordination Agreement (ECAR) region. ECAR oversees system reliability in nine East-Central states, including all of Ohio and parts of Pennsylvania.

We're also increasing the flexibility of how our generating assets are used. We reached an agreement in 2001 to supply Pittsburgh, Pennsylvania-based Duquesne Light Company with sufficient capacity to meet anticipated capacity credit obligations upon its entrance into the PJM West RTO. FirstEnergy also would deliver energy to Duquesne Light necessary to meet its provider of last resort requirement, in return for delivery of an equal amount of energy to FirstEnergy's control area.

The agreement must be approved by the Federal Energy Regulatory Commission and is contingent upon PJM certification of our Bruce Mansfield, Beaver Valley and Sammis plants as PJM capacity. It also would give us the flexibility to sell the output from these plants in PJM or ECAR.



FROM LEFT TO RIGHT: TRANSMISSION TOWER ● SKYLINE OF TOLEDO, OHIO, ONE OF MANY CITIES WE SERVE ● BICYCLING ALONG THE TOWPATH TRAIL IN THE CUYAHOGA VALLEY NATIONAL PARK IN NORTHERN OHIO

The generosity of our employees is rooted in our corporate philosophy, "The greater good is better business."



Our employees' dedication to supporting the communities we serve was never more apparent than in 2001. Through their generosity, we set an all-time record in FirstEnergy's annual United Way campaign, with $1.3 million in pledges for 2002 by employees – prior to completion of the merger. These funds are helping support agencies and programs that improve the quality of life in our service area. The FirstEnergy Foundation pledged another $1.2 million.

Employees also far surpassed our company-wide goal of donating 200,000 pounds of food to the Harvest for Hunger Food Drive, collecting the equivalent of 270,000 pounds through food and cash contributions that are benefiting hunger centers in Ohio and western Pennsylvania.

We also raised nearly $160,000 to benefit families affected by the September 11 terrorist attacks through contributions from employees and retirees and matching gifts from the FirstEnergy and GPU foundations.

And, we donated $3.4 million to Habitat for Humanity International for the construction of approximately 50 houses in our Ohio service area for families in need. The funding is part of our commitment to support residential energy-efficient, low-income housing improvements under our Ohio transition plan.

The generosity of our employees is rooted in our corporate philosophy, "The greater good is better business." And, we're carrying on that tradition in our expanded service area in Pennsylvania and New Jersey – where non-profit organizations received more than $1 million from the GPU Foundation in 2001.

We're committed to supporting organizations and programs that make our communities better places to live and work, based on FirstEnergy's community involvement priorities: to



Supporting the Communities We Serve

FROM LEFT TO RIGHT: EMPLOYEES COLLECTING DONATIONS TO THE HARVEST FOR HUNGER FOOD DRIVE • TAPING OF A UNITED WAY MESSAGE BY CEO PETE BURG, WHO CHAIRED THE SUMMIT COUNTY, OHIO, 2001 CAMPAIGN • EMPLOYEES VOLUNTEERING FOR UNITED WAY'S DAY OF CARING

ensure the safety and health of the community; to promote economic development; to advance professional development; and, to support employee involvement.

Supporting Economic Development

We're also committed to supporting economic development efforts in our service area through programs that promote the location, retention and expansion of businesses. They include Export Now, which helps local businesses access resources they need to increase international sales in Canada and Mexico, and Exhibit Now, which helps local companies enhance growth opportunities through trade show marketing.

In 2001, these programs – and others we support – attracted $2.8 billion in business projects, which should help create or retain more than 5,500 jobs.


2.18
'99
2.2
'00
4.3
'01

ELECTRIC CUSTOMERS SERVED
[MILLIONS]

OFFICERS

FIRSTENERGY CORP.

H. Peter Burg
Vice Chairman and
Chief Executive Officer

Fred D. Hafer
Chairman

Anthony J. Alexander
President and Chief
Operating Officer

Richard H. Marsh*
Senior Vice President and
Chief Financial Officer

Leila L. Vespoli*
Senior Vice President
and General Counsel

Harvey L. Wagner*
Vice President,
Controller and Chief
Accounting Officer

Nancy C. Ashcom*
Corporate Secretary

Thomas C. Navin*
Treasurer

Paulette R. Chatman*
Assistant Controller

Jeffrey R. Kalata*
Assistant Controller

Randy Scilla*
Assistant Treasurer

Edward J. Udovich*
Assistant Corporate
Secretary

**Also holds the same title with FirstEnergy Service Company and FirstEnergy Solutions Corp.*

FIRSTENERGY SERVICE COMPANY

H. Peter Burg
Chief Executive Officer

Anthony J. Alexander
President and
Chief Operating Officer

Earl T. Carey
Senior Vice President

Kevin J. Keough
Senior Vice President

Carole B. Snyder
Senior Vice President

Mary Beth Carroll
Vice President

Lynn M. Cavalier
Vice President

Mark T. Clark
Vice President

Kathryn W. Dindo
Vice President and
Chief Risk Officer

Michael J. Dowling
Vice President

Terrance G. Howson
Vice President

Ali Jamshidi
Vice President and
Chief Information Officer

Charles E. Jones
Vice President

David C. Luff
Vice President

Stanley F. Szwed
Vice President

Bradford F. Tobin
Vice President and
Chief Procurement Officer

Thomas M. Welsh
Vice President

David W. Whitehead
Vice President and
Chief Ethics Officer

FIRSTENERGY BOARD OF DIRECTORS


H. Peter Burg


Dr. Carol A. Cartwright


William F. Conway


Fred D. Hafer


Robert B. Heisler, Jr.


Robert L. Loughhead


Russell W. Maier


John M. Pietruski

H. Peter Burg, 55
Vice Chairman of the Board and Chief Executive Officer of FirstEnergy Corp. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1989-1997.

Dr. Carol A. Cartwright, 60
President, Kent State University, Kent, Ohio. Chair, Nominating Committee; Member, Compensation Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.

William F. Conway, 71
President of William F. Conway & Associates, Inc., Scottsdale, Arizona. Chair, Nuclear Committee; Member, Audit Committee. Director of FirstEnergy Corp. since 1997 and of the former Centerior Energy Corporation from 1994-1997.

Fred D. Hafer, 61
Chairman of the Board of FirstEnergy Corp. Director of FirstEnergy Corp. since 2001 and of the former GPU from 1996-2001.

Robert B. Heisler, Jr., 53
Chairman of the Board and Chief Executive Officer of KeyBank, Cleveland, Ohio. Member, Compensation and Nominating Committees. Director of FirstEnergy Corp. since 1998.

Robert L. Loughhead, 72
Retired, formerly Chairman of the Board, President and Chief Executive Officer of Weirton Steel Corporation, Weirton, West Virginia. Chair, Compensation Committee; Member, Audit Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1980-1997.

Russell W. Maier, 65
Retired, formerly Chairman of the Board and Chief Executive Officer of Republic Engineered Steels, Inc., Massillon, Ohio. Member, Audit and Nuclear Committees. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1995-1997.

John M. Pietruski, 69
Chairman of the Board of Texas Biotechnology Corporation, Houston, Texas. Member, Compensation and Finance Committees. Director of FirstEnergy Corp. since 2001 and of the former GPU from 1989-2001.

FirstEnergy Solutions Corp.

Arthur R. Garfield
President

Douglas S. Elliott
Senior Vice President

Guy L. Pipitone
Senior Vice President

R. Joseph Hrach
Vice President

Alfred G. Roth
Vice President

Donald R. Schneider
Vice President

Trent A. Smith
Vice President

FirstEnergy Nuclear Operating Company

H. Peter Burg
Chairman and
Chief Executive Officer

Robert F. Saunders
President and
Chief Nuclear Officer

Lew W. Myers
Senior Vice President

Howard W. Bergendahl
Vice President

Guy G. Campbell
Vice President

John K. Wood
Vice President

FirstEnergy Regions

OHIO
Northern Region
Dennis M. Chack
President

Paul W. Allison
Vice President

Eastern Region
Thomas A. Clark
President

Jeffrey A. Elser
Vice President

Southern Region
Ronald P. Lantzy
President

Central Region
Stephen E. Morgan
President

Western Region
James M. Murray
President

PENNSYLVANIA
Eastern Region
Jack A. Kline
President

Steven A. Schumacher
Vice President

Western Region
John E. Paganie
President

Jacqueline L. Roth
Vice President

NEW JERSEY
Central Region
Donald M. Lynch
President

Northern Region
Steven E. Strah
President

Stephen L. Feld
Vice President


Robert N. Pokelwaldt


Paul J. Powers


Catherine A. Rein


Robert C. Savage


George M. Smart


Carlisle A. H. Trost


Jesse T. Williams, Sr.


Dr. Patricia K. Woolf

Robert N. Pokelwaldt, 65
Retired, formerly Chairman of the Board and Chief Executive Officer of YORK International Corporation, York, Pennsylvania. Member, Audit and Finance Committees. Director of FirstEnergy Corp. since 2001 and of the former GPU from 2000-2001.

Paul J. Powers, 67
Retired, formerly Chairman of the Board and Chief Executive Officer of Commercial Intertech Corp., Youngstown, Ohio. Chair, Finance Committee; Member, Compensation Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.

Catherine A. Rein, 59
President and Chief Executive Officer of Metropolitan Property and Casualty Insurance Company, Warwick, Rhode Island. Member, Audit and Compensation Committees. Director of FirstEnergy Corp. since 2001 and of the former GPU from 1989-2001.

Robert C. Savage, 64
President and Chief Executive Officer of Savage & Associates, Inc., Toledo, Ohio. Member, Finance and Nuclear Committees. Director of FirstEnergy Corp. since 1997 and of the former Centerior Energy Corporation from 1990-1997.

George M. Smart, 56
President of Sonoco-Phoenix, Inc., North Canton, Ohio. Chair, Audit Committee; Member, Finance Committee. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1988-1997.

Carlisle A. H. Trost, 71
Admiral, United States Navy (Retired), former Chief of Naval Operations, Annapolis, Maryland. Member, Nominating and Nuclear Committees. Director of FirstEnergy Corp. since 2001 and of the former GPU from 1990-2001.

Jesse T. Williams, Sr., 62
Retired, formerly Vice President of Human Resources Policy, Employment Practices and Systems of The Goodyear Tire & Rubber Company, Akron, Ohio. Member, Nominating and Nuclear Committees. Director of FirstEnergy Corp. since 1997 and of Ohio Edison from 1992-1997.

Dr. Patricia K. Woolf, 67
Consultant, Author, and Lecturer, Department of Molecular Biology, Princeton University, Princeton, New Jersey. Member, Nominating and Nuclear Committees. Director of FirstEnergy Corp. since 2001 and of the former GPU from 1983-2001.

MANAGEMENT REPORT

The consolidated financial statements were prepared by the management of FirstEnergy Corp., who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. Arthur Andersen LLP, independent public accountants, have expressed an unqualified opinion on the Company's consolidated financial statements.

The Company's internal auditors, who are responsible to the Audit Committee of the Board of Directors, review the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

The Audit Committee consists of six nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee also reviews the results of management's programs to monitor compliance with the Company's policies on business ethics and risk management. The Audit Committee held four meetings in 2001.

Richard H. Marsh
Senior Vice President
and Chief Financial Officer

Harvey L. Wagner
Vice President, Controller
and Chief Accounting Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of FirstEnergy Corp.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp. (an Ohio corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities by adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

Arthur Andersen LLP
Cleveland, Ohio,
March 18, 2002

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

For the Years Ended December 31,	2001	2000	1999	1998	1997
Revenues	**$ 7,999,362**	$ 7,028,961	$ 6,319,647	$ 5,874,906	$ 2,961,125
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	**$ 654,946**	$ 598,970	$ 568,299	$ 441,396	$ 305,774
Net Income	**$ 646,447**	$ 598,970	$ 568,299	$ 410,874	$ 305,774
Basic Earnings per Share of Common Stock:					
Before Extraordinary Item and Cumulative Effect of Accounting Change	**$2.85**	$2.69	$2.50	$1.95	$1.94
After Extraordinary Item and Cumulative Effect of Accounting Change	**$2.82**	$2.69	$2.50	$1.82	$1.94
Diluted Earnings per Share of Common Stock:					
Before Extraordinary Item and Cumulative Effect of Accounting Change	**$2.84**	$2.69	$2.50	$1.95	$1.94
After Extraordinary Item and Cumulative Effect of Accounting Change	**$2.81**	$2.69	$2.50	$1.82	$1.94
Dividends Declared per Share of Common Stock	**$1.50**	$1.50	$1.50	$1.50	$1.50
Total Assets	**$37,351,513**	$17,941,294	$18,224,047	$18,192,177	$18,261,481
Capitalization at December 31:					
Common Stockholders' Equity	**$ 7,398,599**	$ 4,653,126	$ 4,563,890	$ 4,449,158	$ 4,159,598
Preferred Stock:					
Not Subject to Mandatory Redemption	**480,194**	648,395	648,395	660,195	660,195
Subject to Mandatory Redemption	**594,856**	161,105	256,246	294,710	334,864
Long-Term Debt*	**12,865,352**	5,742,048	6,001,264	6,352,359	6,969,835
Total Capitalization*	**$21,339,001**	$11,204,674	$11,469,795	$11,756,422	$12,124,492

**2001 includes approximately $1.4 billion of long-term debt (excluding long-term debt due to be repaid within one year) included in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.*

PRICE RANGE OF COMMON STOCK

The Common Stock of FirstEnergy Corp. is listed on the New York Stock Exchange and is traded on other registered exchanges.

	2001		2000	
First Quarter High-Low	**$31.75**	**$25.10**	$23.56	$18.00
Second Quarter High-Low	**32.20**	**26.80**	26.88	20.56
Third Quarter High-Low	**36.28**	**29.60**	27.88	22.94
Fourth Quarter High-Low	**36.98**	**32.85**	32.13	24.11
Yearly High-Low	**36.98**	**25.10**	32.13	18.00

Prices are based on reports published in The Wall Street Journal *for New York Stock Exchange Composite Transactions.*

HOLDERS OF COMMON STOCK

There were 173,121 and 172,285 holders of 297,636,276 shares of FirstEnergy's Common Stock as of December 31, 2001 and January 31, 2002, respectively. Information regarding retained earnings available for payment of cash dividends is given in Note 4A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), the availability and cost of capital, our ability to accomplish or realize anticipated benefits from strategic initiatives and other similar factors.

FirstEnergy Corp. is a holding company that provides regulated and competitive energy services (see Results of Operations – Business Segments) domestically and internationally. The international operations were acquired as part of FirstEnergy's acquisition of GPU, Inc. in November 2001. GPU Capital, Inc. and its subsidiaries provide electric distribution services in foreign countries. GPU Power, Inc. and its subsidiaries develop, own and operate generation facilities in foreign countries. Sales are pending for portions of the international operations (see Capital Resources and Liquidity). Prior to the GPU merger, regulated electric distribution services were provided to portions of Ohio and Pennsylvania by our wholly owned subsidiaries – Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn) and The Toledo Edison Company (TE) with American Transmission Systems, Inc. (ATSI) providing transmission services. Following the GPU merger, regulated services are also provided through wholly owned subsidiaries – Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) – which provide electric distribution and transmission services to portions of Pennsylvania and New Jersey. The coordinated delivery of energy and energy-related products to customers in unregulated markets is provided through a number of subsidiaries, often under master contracts providing for the delivery of multiple energy and energy-related services. Prior to the GPU merger, competitive services were principally provided by FirstEnergy Solutions Corp. (FES), FirstEnergy Facilities Services Group, LLC (FEFSG) and MARBEL Energy Corporation. Following the GPU merger, competitive services are also provided through GPU Advanced Resources, Inc. and MYR Group, Inc.

GPU Merger

On November 7, 2001, the merger of FirstEnergy and GPU became effective with FirstEnergy being the surviving company. The merger was accounted for using purchase accounting under the guidelines of Statement of Financial Accounting Standards No. (SFAS) 141, "Business Combinations." Under purchase accounting, the results of operations for the combined entity are reported from the point of consummation forward. As a result, FirstEnergy's financial statements for 2001 reflect twelve months of operations for FirstEnergy's pre-merger organization and only seven weeks of operations (November 7, 2001 to December 31, 2001) for the former GPU companies. Additional goodwill resulting from the merger ($2.3 billion) plus goodwill existing at GPU ($1.9 billion) at the time of the merger is not being amortized, reflecting the application of SFAS 142, "Goodwill and Other Intangible Assets." Goodwill continues to be subject to review for potential impairment (see Recently Issued Accounting Standards). Prior to consummation of the GPU merger we identified certain GPU international operations (see Note 2 - Divestitures-International Operations) providing gas transmission and electric distribution services for divestiture within twelve months of the merger date. These operations constitute individual "lines of business" as defined in Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with physically and operationally separable activities. Application of Emerging Issues Task Force (EITF) Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," requires that expected, pre-sale cash flows (including incremental interest costs on related acquisition debt) of these operations be considered part of the purchase price allocation. Accordingly, subsequent to the merger date, results of operations (and related interest expense) of these international subsidiaries have not been included in FirstEnergy's Consolidated Statement of Income. Additionally, assets and liabilities of these international operations have been segregated under separate captions - "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" on FirstEnergy's Consolidated Balance Sheet.

Results of Operations

Net income increased to $646.4 million in 2001, compared to $599.0 million in 2000 and $568.3 million in 1999. Net income in 2001 included an after-tax charge of $8.5 million resulting from the cumulative effect of an accounting change due to the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Excluding the seven weeks of the former GPU companies' results (and related interest expense on acquisition debt), net income increased to $613.7 million in 2001 due to reduced depreciation and amortization, general taxes and net interest charges. The benefit of these reductions was offset in part by lower retail electric sales, increased other operating expenses and higher gas costs. In 2000, lower fuel costs, increased generation output, reduced financing costs and gains realized on the sale of emission allowances contributed to the increase in net income from the prior year.

Total revenues increased $970.4 million in 2001 compared to 2000. Excluding the seven weeks of results from the former GPU companies, total revenues increased $336.7 million following a $709.3 million increase in 2000. In both 2001 and 2000, the additional sales resulted from an expansion of our unregulated businesses, which more than offset lower sales from our electric utility operating companies (EUOC). Sources of changes in pre-merger and post-merger companies' revenues during 2001 and 2000, compared to the prior year, are summarized in the following table:

Sources of Revenue Changes	2001	2000
Increase (Decrease)	*(In millions)*	
Pre-Merger Companies:		
Electric Utilities (Regulated Services):		
Retail electric sales	**$(240.5)**	$(36.8)
Other revenues	**(22.6)**	4.7
Total Electric Utilities	**(263.1)**	(32.1)
Unregulated Businesses (Competitive Services):		
Retail electric sales	**(19.9)**	170.7
Wholesale electric sales	**287.1**	105.7
Gas sales	**226.1**	376.3
Other revenues	**106.5**	88.7
Total Unregulated Businesses	**599.8**	741.4
Total Pre-Merger Companies	**336.7**	709.3
Former GPU Companies:		
Electric utilities	**570.4**	–
Unregulated businesses	**101.9**	–
Total Former GPU Companies	**672.3**	–
Intercompany Revenues	**(38.6)**	–
Net Revenue Increase	**$970.4**	$709.3

Electric Sales

EUOC retail electric sales revenues for our pre-merger companies decreased by $240.5 million in 2001, compared to 2000, primarily due to lower generation kilowatt-hour sales reflecting the result of customer choice in Ohio and the influence of a declining national economy on our regional business activity, which reduced our distribution deliveries. Both unit prices and sales volumes declined from the prior year. As a result of opening Ohio to competing generation suppliers in 2001, sales of electric generation by alternative suppliers in our franchise area increased to 11.3% of total energy delivered, compared to 0.8% in 2000. Consequently, generation kilowatt-hour sales to retail customers were 12.2% lower in 2001 than the prior year. Implementation of a 5% reduction in generation charges for residential customers as part of Ohio's electric utility restructuring implemented in 2001, also contributed $51.2 million to the reduced electric sales revenues. Weather in 2001 had a minor influence on sales with mild weather in the fourth quarter substantially offsetting a net increase in weather-related sales revenue through the third quarter. Kilowatt-hour deliveries to franchise customers were down a more moderate 1.7% due in part to the decline in economic conditions, which was a major factor resulting in a 3.1% decrease in kilowatt-hour deliveries to commercial and industrial customers. Other regulated electric revenues decreased by $22.6 million in 2001, compared to the prior year, due in part to reduced customer reservation of transmission capacity.

Total electric generation sales increased by 8.3% in 2001 compared to the prior year - sales to the wholesale market were the largest single factor contributing to this increase. While revenues from the wholesale market increased $287.1 million in 2001 from the prior year, kilowatt-hour sales to that market more than doubled as nonaffiliated energy suppliers made use of the 1,120 megawatts (MW) supply commitment under our Ohio transition plan, and reduced sales to the regulated retail market made additional energy available to pursue opportunities in the wholesale market. Retail kilowatt-hour sales by our competitive services segment increased by 10.6% in 2001, compared to 2000. The increase resulted from expanding kilowatt-hour sales within Ohio as a result of retail customers switching to FES, our unregulated subsidiary, under Ohio's electricity choice program. The higher kilowatt-hour sales in Ohio were partially offset by lower sales in markets outside of Ohio as more customers returned to their local distribution companies. Declining sales to higher-priced eastern markets contributed to an overall decline in retail competitive sales revenue in 2001 from the prior year, despite an increase in kilowatt-hour sales in Ohio's competitive market.

EUOC retail revenues decreased by $36.8 million in 2000 compared to 1999, as a result of lower unit prices, which were partially offset by increased generation sales volume. Despite a milder summer, retail electric generation sales were 2% higher in 2000 than the previous year. Total electric generation sales (including unregulated sales) increased 8.4% in 2000, compared to 1999. Unregulated retail sales more than tripled in 2000 reflecting our marketing efforts to expand retail electric sales to targeted unregulated markets in the eastern seaboard states, principally the commercial and industrial sectors. The cooler summer weather reduced retail customer demand, making more of our energy available to the wholesale market. As a result, we were able to achieve moderate growth in kilowatt-hour sales to that market in 2000. EUOC kilowatt-hour deliveries (to customers in our franchise areas) increased in 2000 from the prior year due to additional sales to commercial and industrial customers. Kilowatt-hour sales to residential customers declined. Other electric utility revenues increased in 2000 from the previous year primarily due to additional transmission service revenue.

Changes in electric generation sales and distribution deliveries in 2001 and 2000 for our pre-merger companies are summarized in the following table:

Changes in Kilowatt-hour Sales	2001	2000
Increase (Decrease)		
Electric Generation Sales:		
Retail –		
Regulated services	**(12.2)%**	2.0%
Competitive services	**10.6%**	229.6%
Wholesale	**165.5%**	7.4%
Total Electric Generation Sales	**8.3%**	8.4%
EUOC Distribution Deliveries:		
Residential	**1.7%**	(1.2)%
Commercial and industrial	**(3.1)%**	2.9%
Total Distribution Deliveries	**(1.7)%**	1.7%

Other Sales

Natural gas revenues were the largest source of increases in other sales in 2001. Beginning November 1, 2000, residential and small business customers in the service area of Dominion East Ohio, a nonaffiliated gas utility, began shopping among alternative gas suppliers as part of a customer choice program. FES took advantage of this opportunity to expand its customer base. The average number of retail gas customers served by FES increased to approximately 161,000 in 2001 from approximately 44,000 in 2000. Total gas sales increased by $226.1 million or 40% from the prior year. In 2000, retail natural gas revenues were the largest source of increase in other sales. Collectively, three gas acquisitions in 1999 (Atlas Gas Marketing Inc., Belden Energy Services Company and Volunteer Energy LLC), as well as increased retail marketing efforts, significantly expanded retail gas revenues. Wholesale gas revenues were also higher.

Expenses

Total expenses increased $790.2 million in 2001, which included $542.4 million of incremental expenses for the former GPU companies during the last seven weeks of 2001. For our pre-merger companies, total expenses increased $280.4 million in 2001 and $739.8 million in 2000, compared to the prior year. Sources of changes in pre-merger and post-merger companies' expenses in 2001 and 2000, compared to the prior year, are summarized in the following table:

Sources of Expense Changes	2001	2000
Increase (Decrease)	*(In millions)*	
Pre-Merger Companies:		
Fuel and purchased power	**$ 48.7**	$125.9
Purchased gas	**266.5**	382.9
Other operating expenses	**178.2**	231.7
Depreciation and amortization	**(99.0)**	(4.3)
General taxes	**(114.0)**	3.6
Total Pre-Merger Companies	**280.4**	739.8
Former GPU Companies	**542.4**	–
Intercompany Expenses	**(32.6)**	–
Net Expense Increase	**$790.2**	$739.8

The following comparisons reflect variances for the pre-merger companies only, excluding the incremental expenses for the former GPU companies during the last seven weeks of 2001.

The increase in fuel expense in 2001 compared to 2000 ($24.3 million) resulted from the substitution of coal and natural gas fired generation for nuclear generation (which has lower unit fuel costs than fossil fuel) during a period of reduced nuclear availability resulting from both planned and unplanned outages. Coal prices were also higher during that period. Purchased power costs increased early in 2001, compared to 2000, due to higher winter prices and additional purchased power requirements during that period, with the balance of the year offsetting all but $24.4 million of that increase, reflecting generally lower prices and reduced external power needs than last year's.

In 2000, fuel and purchased power increased $125.9 million due to a $201.6 million increase in fuel and purchased power expense of FirstEnergy Trading Services Inc. (FETS), a wholly owned subsidiary, reflecting expansion of its operations to support our retail marketing efforts (FETS operations were assumed by FES in 2001). Excluding those competitive activities, fuel and purchased power costs decreased $75.7 million in 2000, compared to 1999. Lower fuel expense accounted for all of the reduction, declining $103.6 million from 1999, despite a 7% increase in the output from our generating units due to additional nuclear generation, the expiration of an above-market coal contract and continued improvement in coal blending strategies. Purchased power costs increased $27.9 million in 2000 from the prior year due to higher average prices and to additional kilowatt-hours purchased. Purchased gas costs increased 48% in 2001 and 224% in 2000 from the prior year. The increases were due principally to the expansion of FES's retail gas business.

Other operating expenses increased by $178.2 million in 2001 and by $231.7 million in 2000 compared to the prior year. The significant reduction in 2001 of gains from the sale of emission allowances, higher fossil operating costs and additional employee benefit costs accounted for $144.5 million of the increase in 2001. Additionally, higher operating costs from the competitive services business segment due to expanded operations contributed $56.9 million to the increase. Partially offsetting these higher other operating expenses was a reduction in low-income payment plan customer costs and a $30.2 million decrease in nuclear operating costs in 2001, compared to the prior year, resulting from one less refueling outage.

Fossil operating costs increased $44.3 million in 2001 from last year due principally to planned maintenance work at the Mansfield generating plant. Pension costs increased by $32.6 million in 2001 from the prior year primarily due to lower returns on pension plan assets (due to significant market-related reductions in the value of pension plan assets), the completion of the 15-year amortization of OE's pension transition asset and changes to plan benefits. Health care benefit costs also increased by $21.4 million in 2001, compared to 2000, principally due to an increase in the health care cost trend rate assumption for computing post-retirement health care benefit liabilities.

In 2000, other operating expenses increased from 1999 due to several factors. A significant portion of the increase resulted from additional nuclear costs associated with three refueling outages in 2000 versus two during the previous year and increased nuclear ownership resulting from the Duquesne asset exchange. Costs incurred to improve the availability of our fossil generation fleet and leased portable diesel generators, acquired as part of our summer supply strategy, added to other expenses for the EUOC in 2000, compared to 1999. We also incurred increased reserves for potentially uncollectible accounts from customers in the steel sector as well as a reserve for expected construction contract losses at FEFSG. The increase in other operating costs in 2000 from 1999 also reflected an increase in expenses related to expanded operations of the competitive services business segment. Partially offsetting the higher costs were increased gains of $38.5 million realized from the sale of emission allowances in 2000 as well as the absence of nonrecurring costs recognized in the prior year.

Charges for depreciation and amortization decreased by $99.0 million in 2001 and $4.3 million in 2000 from the prior year. Approximately $64.6 million of the decrease in 2001 resulted from lower incremental transition cost amortization under FirstEnergy's Ohio transition plan compared to accelerated cost recovery in connection with OE's prior rate plan. The reduction in depreciation and amortization also reflected additional cost deferrals of $51.2 million for recoverable shopping incentives under the Ohio transition plan, partially offset by increases associated with depreciation on recently completed combustion turbines.

In November 2001, we announced an agreement to sell four of our coal-fired power plants to NRG Energy, Inc. The plants meet the criteria under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and have been classified as assets to be disposed of since November 2001. Accordingly, depreciation of those plants ceased pending their sale. Due to the cessation of depreciation on those plants, depreciation was reduced by $6.6 million in 2001 from what it otherwise would have been. Under SFAS 121 guidance, the long-lived assets to be disposed of must be included on the balance sheet at the lower of their carrying amount or fair value less cost to sell (see Outlook – Optimizing the Use of Assets) and at year end continued to be reported at their carrying amount of $539 million.

In 2000, depreciation and amortization was reduced by $9.8 million in the second half of the year, following approval by the Public Utilities Commission of Ohio (PUCO) of FirstEnergy's Ohio transition plan. Incremental transition costs recovered in 2001 and cost recovery accelerated under OE's rate plan and Penn's restructuring plan in 2000 and 1999 are summarized by income statement caption in the following table:

Accelerated Cost Recovery	2001	2000	1999
		(In millions)	
Depreciation and amortization	**$268.0**	$332.6	$333.3
Income tax amortization	**41.1**	42.6	18.7
Total Accelerations	**$309.1**	$375.2	$352.0

General taxes declined $114.0 million from last year primarily due to reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring. In addition, as a result of successfully resolving certain pending tax issues, a one-time benefit of $15 million was also recognized in 2001. The reduction in general taxes was partially offset by $66.6 million of new Ohio franchise taxes, which are classified as state income taxes on the Consolidated Statements of Income.

Net Interest Charges

Net interest charges increased $26.6 million in 2001, compared to 2000. This increase reflects interest on $4 billion of long-term debt issued by FirstEnergy in connection with the merger and related bridge financing, which totaled $40.4 million. Excluding the results associated with the last seven weeks of 2001 for the former GPU companies and merger-related financing, net interest charges decreased $39.8 million in 2001, compared to a $43.2 million decrease in 2000 from the prior year. We continued to redeem and refinance our outstanding debt and preferred stock, maintaining a downward trend in financing costs during 2001, before the effects of the GPU merger.

After the merger with GPU became probable, we established cash flow hedges under SFAS 133 covering a portion of our future interest payments in connection with the anticipated issuance of $4 billion of acquisition-related debt. The hedges provided us with protection against a possible upward move in interest rates but limited our ability to completely participate in the benefits of a downward move. Due to a decline in interest rates during the period in which cash flow hedges were in place, FirstEnergy incurred a net deferred loss in connection with this transaction and a related reduction in other comprehensive income totaling $134 million (after tax). The cash flow hedges were the primary contributors to the current net deferred loss of $169.4 million included in Accumulated Other Comprehensive Loss (AOCL) as of December 31, 2001 for derivative hedging activity. In accordance with the requirements of SFAS 133, this amount is being amortized from AOCL to interest expense over the corresponding interest payment periods hedged – 5,10 and 30 years.

Results of Operations – Business Segments

We manage our business as two separate major business segments - regulated services and competitive services. The regulated services segment designs, constructs, operates and maintains our regulated domestic transmission and distribution systems. It also provides generation services to franchise customers who have not chosen an alternative generation supplier. OE, CEI and TE (Ohio Companies) and Penn obtain generation through a power supply agreement with the competitive services segment (see Outlook – Business Organization). The competitive services segment includes all unregulated energy and energy-related services including commodity sales (both electricity and natural gas) in the retail and wholesale markets, marketing, generation, trading and sourcing of commodity requirements, as well as other competitive energy application services. Competitive products are increasingly marketed to customers as bundled services, often under master contracts. Financial results discussed below include intersegment revenue. A reconciliation of segment financial results to consolidated financial results is provided in Note 7 to the consolidated financial statements.

Regulated Services

Net income increased to $640.2 million in 2001, compared to $464.4 million in 2000 and $413.9 million in 1999. Excluding the last seven weeks of 2001 results associated with the former GPU companies, net income increased by $98.7 million in 2001. The increases in pre-merger net income are summarized in the following table:

Regulated Services	2001	2000
Increase (Decrease)	*(In millions)*	
Revenues	**$(130.2)**	$ 57.5
Expenses	**(345.2)**	54.1
Income Before Interest and Income Taxes	**215.0**	3.4
Net interest charges	**(16.8)**	(55.9)
Income taxes	**133.1**	8.8
Net Income Increase	**$ 98.7**	$ 50.5

Distribution throughput was 1.7% lower in 2001, compared to 2000, reducing external revenues by $245.7 million. Partially offsetting the decrease in external revenues were revenues from FES for the rental of fossil generating facilities and the sale of generation from nuclear plants, resulting in a net $130.2 million reduction to total revenues. Expenses were $345.2 million lower in 2001 than 2000 due to lower purchased power, depreciation and amortization and general taxes, offset in part by higher other operating expenses. Lower generation sales reduced the need to purchase power from FES, with a resulting $269.0 million decline in those costs in 2001 from the prior year. Other operating expenses increased by $178.5 million in 2001 from the previous year reflecting a significant reduction in 2001 of gains from the sale of emission allowances, higher fossil operating costs and additional employee benefit costs. Lower incremental transition cost amortization and the new shopping incentive deferrals under FirstEnergy's Ohio transition plan in 2001 as compared with the accelerated cost recovery in connection with OE's prior rate plan in 2000, resulting in a $131.0 million reduction in depreciation and amortization in 2001. A $123.6 million decrease in general taxes in 2001 from the prior year primarily resulted from reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring.

Lower unit prices in 2000 compared to 1999 produced a $33.2 million decrease in revenues from nonaffiliates despite a 1.7% increase in kilowatt-hour deliveries. Rental of fossil generating facilities and the sale of generation from nuclear plants more than offset the reduced external revenue resulting in a net $57.5 million increase in total revenues. Expenses increased $54.1 million in 2000 from 1999 primarily due to higher purchased power costs resulting from higher average prices and additional megawatt-hours purchased, as well as higher other operating costs. Interest charges in 2000 decreased $55.9 million compared to 1999, reflecting the impact of net debt redemptions and refinancings and was the primary contributor to the increase in net income.

Competitive Services

Net income decreased to $57.2 million in 2001, compared to $137.2 million in 2000 and $129.2 million in 1999. Excluding the last seven weeks of 2001 results associated with the former GPU companies, net income decreased $83.0 million in 2001. The changes to pre-merger net income are summarized in the following table:

Competitive Services	**2001**	**2000**
Increase (Decrease)	*(In millions)*	
Revenue	**$254.1**	$789.6
Expenses	**366.9**	773.5
Income Before Interest and Income Taxes	**(112.8)**	16.1
Net interest charges	**13.5**	2.6
Income taxes	**(51.8)**	5.5
Cumulative effect of a change in accounting	**(8.5)**	–
Net Income Increase (Decrease)	**$ (83.0)**	$ 8.0

Sales to nonaffiliates increased $523.1 million in 2001, compared to the prior year, with electric revenues contributing $260.1 million, natural gas revenues $226.1 million and the balance of the increase from energy-related services. Reduced power requirements by the regulated services segment reduced internal revenues by $269.0 million. Expenses increased $366.9 million in 2001 from 2000 primarily due to a $266.5 million increase in purchased gas costs and increases resulting from additional fuel and purchased power costs (see Results of Operations) as well as higher expenses for energy-related services. Reduced margins for both major competitive product areas – electricity and natural gas - contributed to the reduction in net income, along with higher interest charges and the cumulative effect of the SFAS 133 accounting change. Margins for electricity and gas sales were both adversely affected by higher fuel costs.

In 2000, sales to nonaffiliates increased $749.3 million, compared to the prior year, with electric revenues contributing $283.5 million, natural gas revenues $376.3 million and the balance of the increase from energy-related services. Additional power sales to the regulated services segment increased revenues by $40.3 million. Expenses increased $773.6 million in 2000 from 1999 primarily due to the additional purchased gas and purchased power costs resulting from the increased sales. The exchange of fossil assets for nuclear assets with Duquesne Light Company in December 1999 changed the mix of expenses, increasing plant operating costs and decreasing fuel expense. The resulting net income increase primarily reflected the contribution of competitive electric sales offset in part by higher interest charges.

Capital Resources and Liquidity

We had approximately $220.2 million of cash and temporary investments and $614.3 million of short-term indebtedness on December 31, 2001. Our unused borrowing capability included $1.115 billion under revolving lines of credit and $84 million from unused bank facilities. At the end of 2001, OE, CEI, TE and Penn had the capability to issue $2.2 billion of additional first mortgage bonds (FMB) on the basis of property additions and retired bonds. The former GPU EUOC will not issue FMB other than as collateral for senior notes, since their senior note indentures prohibit (subject to certain exceptions) the GPU EUOC from issuance of any debt which is senior to the senior notes. As of December 31, 2001, the GPU EUOC had the capability to issue $795 million of additional senior notes based upon FMB collateral. At year end 2001, based upon applicable earnings coverage tests and their respective charters, OE, Penn, TE and JCP&L could issue $7.0 billion of preferred stock (assuming no additional debt was issued). CEI, Met-Ed and Penelec have no restrictions on the issuance of preferred stock.

At the end of 2001, our common equity as a percentage of capitalization, including debt relating to assets held for sale, stood at 35% compared to 42% at the end of 2000. This decrease resulted from the addition of $8.2 billion of debt, $378 million of preferred stock and $2.6 billion of common stock (issued to former GPU stockholders) to our capital structure as a result of the GPU acquisition. The incremental debt included $6.0 billion of the former GPU companies' debt, $1.5 billion of which was replaced with FirstEnergy debt and an additional $2.2 billion of FirstEnergy debt used to pay GPU shareholders as part of the merger.

Following approval of our merger with GPU by the New Jersey Board of Public Utilities (NJBPU) on September 26, 2001, and by the Securities and Exchange Commission on October 29, 2001, Standard & Poor's (S&P) and Moody's Investors Service established initial credit ratings for FirstEnergy's holding company and adjusted those of our EUOC to reflect our new consolidated credit profile. S&P's outlook on all our credit ratings is stable. On February 22, 2002, Moody's announced a change in its outlook for the credit ratings of FirstEnergy, Met-Ed and Penelec from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for

Contractual Obligations	**2002**	**2003**	**2004**	**2005**	**2006**	**Thereafter**	**Total**
				(In millions)			
Long-term debt*	$1,205	$ 711	$1,179	$ 854	$1,433	$ 7,596	$12,978
Short-term borrowings*	614	–	–	–	–	–	614
Mandatory preferred stock	30	13	13	4	4	572	636
Capital leases	6	6	6	5	6	10	39
Operating leases	153	156	184	186	183	2,036	2,898
Unconditional fuel and power purchases	2,493	1,584	1,369	1,219	1,250	6,056	13,971
Total*	**$4,501**	**$2,470**	**$2,751**	**$2,268**	**$2,876**	**$16,270**	**$31,136**

**Excludes approximately $1.75 billion of long-term debt and $233.8 million of short-term borrowings related to pending divestitures discussed below.*

reconsideration its decisons regarding rate relief, accounting deferrals and the mechanism for sharing merger savings rendered in connection with its approval of the GPU merger (see State Regulatory Matters – *Pennsylvania*).

Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Major contractual obligations for future cash payments are summarized in the table on the preceding page.

Our capital spending for the period 2002-2006 is expected to be about $3.4 billion (excluding nuclear fuel), of which approximately $850 million applies to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $536 million, of which about $54 million applies to 2002. During the same period, our nuclear fuel investments are expected to be reduced by approximately $507 million and $101 million, respectively, as the nuclear fuel is consumed.

Off balance sheet obligations primarily consist of sale and leaseback arrangements involving Perry Unit 1, Beaver Valley Unit 2 and the Bruce Mansfield Plant, which are reflected in the operating lease payments disclosed above (see Note 3). The present value as of December 31, 2001, of these sale and leaseback operating lease commitments, net of trust investments, total $1.5 billion. CEI and TE sell substantially all of their retail customer receivables, which provided $200 million of off balance sheet financing as of December 31, 2001 (see Note 1 - Revenues).

FirstEnergy's sale of the former GPU subsidiary, GasNet, in December 2001, eliminated $290 million of debt and also provided $125 million of net cash proceeds, which were used to reduce short-term borrowings. Expected proceeds from the pending sales of four fossil plants and Avon Energy Partners Holdings, a wholly owned subsidiary, are shown in the following table:

Completed and Pending Divestitures

	Cash Proceeds	Debt Removed	Transaction Date**
Completed Sale:			
GasNet	$125 million	$290 million	December 2001
Pending Sales:			
Avon Energy	$238 million*	$1.7 billion	Second Quarter 2002
Lake Plants	$1.355 billion	$145 million	Mid-2002

* *Based on receipt of $150 million at closing and the present value of $19 million per year to be received over six years beginning in 2003.*

***Estimated closing dates for pending sales.*

FirstEnergy continues to pursue divestiture of the remainder of its international operations (see Outlook – Optimizing the Use of Assets).

Market Risk Information

We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price, interest rate and foreign currency fluctuations. Our Risk Policy Committee, comprised of executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

Commodity Price Risk

We are exposed to market risk primarily due to fluctuations in electricity, natural gas and coal prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes and, to a much lesser extent, for trading purposes. The change in the fair value of commodity derivative contracts related to energy production during 2001 is summarized in the following table:

Increase (Decrease) in the Fair Value of Commodity Derivative Contracts

	(In millions)
Outstanding as of January 1, 2001 with SFAS 133 cumulative adjustment	$ 60.5
Acquisition of GPU	14.9
Contract value when entered	0.6
Increase/(decrease) in value of existing contracts	(97.1)
Change in techniques/assumptions	–
Settled contracts	(45.3)
Outstanding as of December 31, 2001	**$(66.4)***

* *Does not include $11.6 million of derivative contract fair value increase, as of December 31, 2001, representing our 50% share of Great Lakes Energy Partners, LLC*

While the valuation of derivative contracts is always based on active market prices when they are available, longer-term contracts can require the use of model-based estimates of prices in later years due to the absence of published market prices. We currently use modeled prices for the later years of some electric contracts. Our model incorporates explicit assumptions regarding future supply and demand and fuel prices. The model provides estimates of the future prices for electricity and an estimate of price volatility. We make use of these results in developing estimates of fair value for the later years of those electric contracts for financial reporting purposes as well as for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:

Source of Information – Fair Value by Contract Year

	2002	2003	2004	Thereafter	Total
			(In millions)		
Prices actively quoted	$(54.1)	$(19.9)	$ (3.2)	$ –	$(77.2)
Prices based on models	–	–	(8.1)	18.9	10.8
Total	**$(54.1)**	**$(19.9)**	**$(11.3)**	**$18.9**	**$(66.4)**

We perform sensitivity analyses to estimate our exposure to the market risk of our commodity position. A hypothetical 10% adverse shift in quoted market prices in the near term on both our trading and nontrading derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2001. We estimate that if energy commodity prices move on average 10 percent higher or lower, pretax income for the next twelve months would increase or decrease, respectively, by approximately $2.4 million.

Comparison of Carrying Value to Fair Value

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(Dollars in millions)				
Investments other than Cash and Cash Equivalents:								
Fixed Income	$ 101	$ 97	$314	$ 58	$ 75	$1,901	**$ 2,546**	**$ 2,568**
Average interest rate	6.7%	7.7%	7.8%	7.9%	7.9%	6.6%	6.9%	
Liabilities								
Long-term Debt:*								
Fixed rate	$1,089	$706	$923	$851	$1,411	$6,519	**$11,499**	**$11,698**
Average interest rate	8.2%	7.6%	7.2%	8.1%	5.8%	7.1%	7.2%	
Variable rate	$ 35	$ 5	$256	$ 3	$ 22	$1,077	**$ 1,398**	**$ 1,399**
Average interest rate	5.2%	11.5%	3.1%	10.2%	5.2%	3.0%	3.1%	
Short-term Borrowings*	$ 614						**$ 614**	**$ 614**
Average interest rate	2.8%						2.8%	
Preferred Stock	$ 30	$ 13	$ 13	$ 4	$ 4	$ 572	**$ 636**	**$ 626**
Average dividend rate	8.7%	8.3%	8.3%	7.5%	7.5%	8.3%	8.3%	

**Excludes approximately $1.75 billion of long-term debt and $233.8 million of short-term borrowings related to pending divestitures.*

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the above table. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 3 to the consolidated financial statements, our investments in capital trusts effectively reduce future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1 to the consolidated financial statements.

Interest Rate Swap Agreements

Penelec, GPU Power through a subsidiary and GPU Electric, Inc. (through GPU Power UK) use interest rate swap agreements, denominated in dollars and sterling, to manage the risk of increases in variable interest rates. All of the agreements convert variable rate debt to fixed rate debt. As of December 31, 2001, interest rate swaps denominated in dollars had a weighted average fixed interest rate of 6.99%; those in sterling had a weighted average fixed interest rate of 6.00%. The following summarizes the principal characteristics of the swap agreements in effect as of December 31, 2001:

Interest Rate Swaps as of December 31, 2001

Denomination	Notional Amount	Maturity Date	Fair Value
		(Dollars/Sterling in millions)	
Dollars	50	2002	(1.8)
Dollars	26	2005	(1.1)
Sterling	125	2003	(2.3)

Foreign Currency Swap Agreements

GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to bonds issued in the US by Avon Energy, which owns GPU Power UK. These swap agreements convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. Characteristics of currency swap agreements outstanding as of December 31, 2001 are summarized in the following table:

Currency Swaps – Dollars/Sterling

Notional Amount USD	Notional Amount Sterling	Maturity Date	Weighted Average Interest Rate USD	Weighted Average Interest Rate Sterling	Fair Value
		(Dollars/Sterling in millions)			
350	212	2002	6.73%	7.66%	$46.3
250	152	2007	7.05%	7.72%	$26.3
250	153	2008	6.46%	6.94%	$23.7

Outlook

We continue to pursue our goal of being the leading regional supplier of energy and related services in the northeastern quadrant of the United States, where we see the best opportunities for growth. We intend to provide competitively priced, high-quality products and value-added services – energy sales and services, energy delivery, power supply and supplemental services related to our core business. As our industry changes to a more competitive environment, we have taken and expect to take actions designed to create a larger, stronger regional enterprise that will be positioned to compete in the changing energy marketplace.

Business Organization

Beginning in 2001, Ohio utilities that offered both competitive and regulated retail electric services were required to implement a corporate separation plan approved by the PUCO – one which provided a clear separation between regulated and competitive operations. Our business is separated into three distinct units – a competitive services unit, a regulated services unit and a corporate support unit. FES provides competitive retail energy services while the EUOC continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil and hydroelectric plants from the EUOC and operates those plants. We expect the transfer of ownership of EUOC generating assets to FGCO will be substantially completed by the end of the market development period in 2005. All of the EUOC power supply requirements for the Ohio Companies and Penn are provided by FES to satisfy their "provider of last resort" (PLR) obligations, as well as grandfathered wholesale contracts.

Optimizing the Use of Assets

A significant step toward being the leading regional supplier in our target market was achieved when we merged with GPU in November, making us the fourth largest investor-owned electric system in the nation based on the number of customers served. Through the merger we can create a stronger enterprise with greater resources and more opportunities to provide value to our customers, shareholders and employees. However, additional steps must be taken in order to deliver the full value of the merger. While GPU's former domestic electric utility companies fit well with our regional market focus, GPU's former international companies do not. In December 2001, we divested GasNet, an Australian gas transmission company. Also, the sale of most of our interest in Avon Energy - the holding company for Midlands Electricity plc - to Aquila, Inc. (formerly UtiliCorp United) is pending. The transaction must be completed by April 26, 2002, or either party may terminate the original agreement. On March 18, 2002, we announced that we finalized terms of the agreement under which Aquila will acquire a 79.9 percent interest in Avon for approximately $1.9 billion (including the transfer of $1.7 billion of debt). We and Aquila together will own all of the outstanding shares of Avon through a jointly owned subsidiary, with each company having a 50-percent voting interest. GPU's other foreign companies (excluding GPU Power) are held for sale including our investment in Empresa Distribuidora Electrica Regional S.A. The pending divestitures should increase our financial flexibility by reducing debt and preferred stock, and aid us in providing more competitively priced products and services.

On November 29, 2001, we announced an agreement to sell four of our older coal-fired power plants located along Lake Erie in Ohio to NRG Energy, Inc. Under the agreement, the Ashtabula, Bay Shore, Eastlake and Lake Shore generating plants with a total net generating capacity of 2,535 MW will be sold. The transaction includes our purchase of up to 10.5 billion kilowatt-hours of electricity annually, similar to the average annual output of the plants, through 2005 (the end of the market development period under Ohio's Electric Choice Law). The transaction is subject to the receipt of necessary regulatory approvals. This transaction is consistent with our strategy of aggressively pursuing cost savings to maintain competitively priced products and services. The sale will allow us to more closely match our generating capabilities to the load profiles of our customers, resulting in more efficient operation of our remaining generating units. It also enables us to concentrate on our coal-fired generation along the Ohio River, which should contribute to added supply efficiencies. The net, after-tax gain from the sale, based on the difference between the sale price of the plants and their market price used in our Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. We expect to use the net proceeds from the sale for the redemption of high cost debt and preferred stock or to reduce other outstanding obligations to provide additional cost savings.

State Regulatory Matters

As of January 1, 2001, customers in all of our service areas, covering portions of Ohio, Pennsylvania and New Jersey, could select alternative energy suppliers. Our EUOC continue to deliver power to homes and businesses through their existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. In each of the states, we have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits. However, despite similarities, the specific approach taken by each state and for each of our regulated companies varies.

Regulatory assets are costs which the respective regulatory agencies have authorized for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. The increase in those assets in 2001 is primarily the result of the acquisition of the former GPU companies. All of the regulatory assets are expected to continue to be recovered under the provisions of the respective transition and regulatory plans as discussed below. The regulatory assets of the individual companies are as follows:

Regulatory Assets as of December 31,

Company	2001	2000
	(In millions)	
OE	**$2,025.4**	$2,238.6
CEI	**874.5**	816.2
TE	**388.8**	412.7
Penn	**208.8**	260.2
Met-Ed	**1,320.5**	–
Penelec	**769.8**	–
JCP&L	**3,324.8**	–
Total	**$8,912.6**	$3,727.7

Ohio -

Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers. Customer rates of OE, CEI and TE were restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, the regulated utility company reduces the customer's bill with a "generation shopping credit," based on the regulated generation component plus an incentive, and the customer receives a generation charge from the alternative supplier. Our Ohio EUOC have continuing responsibility to provide energy to service-area customers as PLR through December 31, 2005.

The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $500 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching their service from OE, CEI and TE does not reach 20% for any consecutive twelve-month period by December 31, 2005 – the end of the market development period. As of December 31, 2001, the customer switching rate, on an annualized basis, implies that our risk of not recovering transition revenue has been reduced to approximately $174 million.

We are also committed under the transition agreement to make available 1,120 MW of our generating capacity to marketers, brokers, and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through December 31, 2001, approximately 1,032 MW of the 1,120 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of December 31, 2001 our Ohio EUOC had been notified that over 600,000 of their customers requested generation services from other authorized suppliers, including FES, a wholly owned subsidiary.

Pennsylvania -

Choice of energy suppliers by Pennsylvania customers was phased in starting in 1999 and was completed by January 1, 2001. The Pennsylvania Public Utility Commission authorized rate restructuring plans for Penn, Met-Ed and Penelec, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a "competitive transition charge" (CTC). Pennsylvania customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier.

In June 2001, Met-Ed, Penelec and FirstEnergy entered into a settlement agreement with major parties in the combined merger and rate proceedings that, in addition to resolving certain issues concerning the PPUC's approval of the GPU merger, also addressed Met-Ed's and Penelec's request for PLR rate relief. Met-Ed and Penelec are permitted to defer, for future recovery, the difference between their actual energy costs and those reflected in their capped generation rates. Those costs will continue to be deferred through December 31, 2005. If energy costs incurred by Met-Ed and Penelec during that period are below their respective capped generation rates, the difference would be used to reduce their recoverable deferred costs. Met-Ed's and Penelec's PLR obligations were extended through December 31, 2010. Met-Ed's and Penelec's CTC revenues will be applied first to PLR costs, then to stranded costs other than for non-utility generation (NUG) and finally to NUG stranded costs through December 31, 2010. Met-Ed and Penelec would be permitted to recover any remaining stranded costs through a continuation of the CTC, after December 31, 2010, however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such nonrecovery becomes probable. Several parties had appealed this PPUC decision to the Commonwealth Court of Pennsylvania. On February 21, 2002, the Court affirmed the PPUC decision regarding approval of the GPU merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the PLR obligations of Met-Ed and Penelec, and denied the related requests for rate relief by Met-Ed and Penelec. We are considering our response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. We are unable to predict the outcome of these matters.

New Jersey -

Customers of JCP&L were able to choose among alternative energy suppliers beginning in late 1999. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs (confirmed by a NJBPU Final Decision and Order issued in March 2001). JCP&L has a PLR obligation, referred to as Basic Generation Service (BGS), until July 31, 2002. For the period from August 1, 2002 to July 31, 2003, the NJBPU has authorized the auctioning of BGS to meet the electric demands of customers who have not selected an alternative supplier. The auction was successfully concluded on February 13, 2002, thereby eliminating JCP&L's obligation to provide for the energy requirements of BGS during that period. Beginning August 1, 2003, the approach to be taken in procuring the energy needs for BGS has not been determined. The NJBPU recently initiated a formal proceeding to decide how BGS will be handled after the transition period. JCP&L is permitted to defer, for future recovery, the amount by which its reasonable and prudently incurred costs for providing BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts currently reflected in its BGS rate and market transition charge rate (for the recovery of stranded costs).

On September 26, 2001, the NJBPU approved the GPU merger subject to the terms and conditions set forth in a settlement agreement with major intervenors. As part of the settlement, we agreed to reduce JCP&L's costs deferred for future recovery by $300 million, in order to ensure that customers receive the benefit of future merger savings. JCP&L wrote off $300 million of its deferred costs in October 2001 upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

On February 6, 2002, JCP&L received a Financing Order from the NJBPU with authorization to issue $320 million of transition bonds to securitize the recovery of bondable stranded costs associated with the previously divested Oyster Creek nuclear generating station. The Order grants JCP&L the right to charge a usage-based, non-bypassable transition bond charge (TBC) and provided for the transfer of the bondable transition property relating to the TBC to JCP&L Transition Funding LLC (Transition Funding), a wholly owned limited liability corporation. Transition Funding is expected to issue and sell up to $320 million of transition bonds that will be recognized on our Consolidated Balance Sheet in the second quarter of 2002, with the TBC providing recovery of principal, interest and related fees on the transition bonds.

FERC Regulatory Matters

On December 19, 2001, the Federal Energy Regulatory Commission (FERC) issued an order in which it stated that the Alliance Regional Transmission Organization (Alliance TransCo) did not meet agency requirements to operate the Alliance TransCo as an approved Regional Transmission Organization (RTO). It further concluded that National Grid could be the independent Managing Member of the Alliance TransCo. FERC ordered the Alliance TransCo and National Grid to refile their business plan to consider operating as an independent transmission company within the Midwest ISO or another RTO. The order gave the Alliance TransCo 60 days to file a status report. On January 22, 2002, the Alliance TransCo companies filed a series of rehearing applications with FERC.

Supply Plan

As part of the Restructuring Orders for the States of Ohio, Pennsylvania, and New Jersey, the FirstEnergy companies are obligated to supply electricity to customers who do not choose an alternate supplier. The total forecasted peak of this obligation in 2002 is 20,300 MW (10,100 MW in Ohio, 5,400 MW in New Jersey, and 4,800 MW in Pennsylvania). The successful BGS auction in New Jersey removed JCP&L's BGS obligation for 5,100 MW for the period from August 1, 2002 to July 31, 2003. In that auction FES was a successful bidder to provide 1,700 MW during the same period to JCP&L and two other electric utilities in New Jersey. Our current supply portfolio contains 13,283 MW of owned generation and approximately 1,600 MW of long-term purchases from non-utility generators. The remaining obligation is expected to be met through a mix of multi-year forward purchases, short-term forward (less than one year) purchases and spot market purchases.

The announced sale of four fossil generating plants expected to close in mid-2002, will have little impact on our supply plan. As part of the asset sale, FirstEnergy has a power purchase agreement under which the purchaser will provide a similar amount of electricity as was expected before the sale. This power purchase agreement runs from the close of the sale transaction, through December 31, 2005, which is the end of the market development period for the Ohio operating companies.

Unregulated retail sales are generally short-term arrangements (less than 18 months) at prevailing market prices. They are primarily hedged through short-term purchased power contracts, supplemented by any of our excess generation when available and economical.

Environmental Matters

We are in compliance with the current sulfur dioxide (SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 6 – Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

Violations of federally approved SO2 regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day a unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. We cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn. The NOV and complaint allege violations of the Clean Air Act (CAA). The civil complaint against OE and Penn requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day. Although unable to predict the outcome of these proceedings, we believe the Sammis Plant is in full compliance with the CAA and that the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. In April 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Companies' proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Companies have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, JCP&L has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by JCP&L through a non-bypassable societal benefits charge. The Companies have total accrued liabilities aggregating approximately $60 million as of December 31, 2001. We do not believe environmental remediation costs will have a material adverse effect on financial condition, cash flows or results of operations.

Legal Matters

Various lawsuits, claims and proceedings related to FirstEnergy's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant are described below.

Due to our merger with GPU, we own Unit 2 of the Three Mile Island (TMI-2) Nuclear Plant. As a result of the 1979 TMI-2 accident, claims for alleged personal injury against JCP&L, Met-Ed, Penelec and GPU were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the GPU companies and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten test cases, but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. Following the resolution of judicial proceedings dealing with admissible evidence, we have again requested summary judgment of the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted our motion. On February 14, 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 – Other Legal Proceedings). Although unable to predict the outcome of this litigation, we believe that any liability to which we might be subject by reason of the TMI-2 accident will not exceed our financial protection under the Price-Anderson Act.

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service areas of many electric utilities, including JCP&L. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against JCP&L, GPU and other GPU companies seeking compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. In May 2001, the court denied without prejudice the defendant's motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002. In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that JCP&L is bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and the plaintiffs' motion seeking permission to file an appeal on this denial of their motion was rejected by the New Jersey Appellate Division. We have also filed a motion for partial summary judgment that is currently pending before the Superior Court. We are unable to predict the outcome of these matters.

Other Commitments, Guarantees and Contingencies

GPU had made significant investments in foreign businesses and facilities through its GPU Electric and GPU Power subsidiaries. Although we will attempt to mitigate our risks related to foreign investments, we face additional risks inherent in operating in such locations, including foreign currency fluctuations.

GPU Electric, through its subsidiary, Midlands, has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which commenced commercial operations in October 2000. GPU Electric's investment in this project as of December 31, 2001 was approximately $38 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $4.8 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions and has reimbursed GPU Electric $4.9 million through December 31, 2001, leaving a remaining commitment for future cash losses of up to $15.1 million. Midlands also has a 31% equity interest in a 478 MW power project in Turkey (the Trakya Power Project). Trakya is presently engaged in a foreign currency conversion issue with TETTAS (the state owned electricity purchaser). Midlands established a $16.5 million reserve for non-recovery relating to that issue as of December 31, 2001. These commitments and contingencies associated with Midlands will transfer to the new partnership upon completion of the sale discussed in Note 2 - Merger, and we will be responsible for our lower proportionate interest.

EI Barranquilla, a wholly owned subsidiary of GPU Power, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project. As of December 31, 2001, GPU Power had an investment of approximately $109.4 million in TEBSA and is committed, under certain circumstances, to make additional standby equity contributions of $21.3 million, which we have guaranteed. The total outstanding senior debt of the TEBSA project is $315 million at December 31, 2001. The lenders include the Overseas Private Investment Corporation, US Export Import Bank and a commercial bank syndicate. GPU had guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5.8 million (subject to escalation) under the project's operations and maintenance agreement.

GPU believed that various events of default have occurred under the loan agreements relating to the TEBSA project. In addition, questions have been raised as to the accuracy and completeness of information provided to various parties to the project in connection with the project's formation. We continue to discuss these issues and related matters with the project lenders, CORELCA (the government owned Colombian electric utility with an ownership interest in the project) and the Government of Colombia.

Moreover, in September 2001, the DIAN (the Colombian national tax authority) had presented TEBSA with a statement of charges alleging that certain lease payments made under the Lease Agreement with Los Amigos Leasing Company (an indirect wholly owned subsidiary of GPU Power) violated Colombian foreign exchange regulations and were, therefore, subject to substantial penalties. The DIAN has calculated a statutory penalty amounting to approximately $200 million and gave TEBSA two months to respond to the statement of charges. In November 2001, TEBSA filed a formal response to this statement of charges. TEBSA is continuing to review the DIAN's position and has been advised by its Colombian counsel that the DIAN's position is without substantial legal merit. We are unable to predict the outcome of these matters.

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Application of these principles often require a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are continually reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting these specific factors. Our more significant accounting policies are described below:

Purchase Accounting – Acquisition of GPU

Purchase accounting requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities for GPU were based primarily on estimates. The more significant of these included the estimation of the fair value of the international operations, certain domestic operations and the fair value of the pension and other post-retirement benefit assets and liabilities. The preliminary purchase price allocations for the GPU acquisition are subject to adjustment in 2002 when finalized. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2001, we had $5.6 billion of goodwill (excluding the goodwill in "Assets Pending Sale" on the Consolidated Balance Sheet) that primarily relates to our regulated services segment.

Regulatory Accounting

Our regulated services segment is subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in each state in which we operate, a significant amount of regulatory assets have been recorded. As of December 31, 2001, we had regulatory assets of $8.9 billion. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future. As disclosed in Note 1 – Regulatory Plans, the full recovery of transition costs for the Ohio EUOC is dependent on achieving 20% customer shopping levels in any twelve-month period by December 31, 2005.

Derivative Accounting

Determination of appropriate accounting for derivative transactions requires the involvement of management representing operations, finance and risk assessment. In order to determine the appropriate accounting for derivative transactions, the provisions of the contract need to be carefully assessed in accordance with the authoritative accounting literature and management's intended use of the derivative. New authoritative guidance continues to shape the application of derivative accounting. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction and, as a result, such expectations and intentions must be documented. Derivative contracts that are determined to fall within the scope of SFAS 133, as amended, must be recorded at their fair value. Active market prices are not always available to determine the fair value of the later years of a contract, requiring that various assumptions and estimates be used in the valuation. We continually monitor our derivative contracts to determine if our activities, expectations, intentions, assumptions and estimates remain valid. As part of our normal operations we enter into significant commodities contracts, which increase the impact of derivative accounting judgments.

Revenue Recognition

We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hour sales that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

- Net energy generated or purchased for retail load
- Losses of energy over distribution lines
- Mix of kilowatt-hour usage by residential, commercial and industrial customers
- Kilowatt-hour usage of customers receiving electricity from alternative suppliers

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) approved SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using purchase accounting. The provisions of the new standard relating to the determination of goodwill and other intangible assets have been applied to the GPU merger, which was accounted for as a purchase transaction, and have not materially affected the accounting for this transaction. Under SFAS 142, amortization of existing goodwill will cease January 1, 2002. Instead, goodwill will be tested for impairment at least on an annual basis, and no impairment of goodwill is anticipated as a result of a preliminary analysis. Prior to the GPU merger, FirstEnergy amortized about $57 million ($.25 per share of common stock) of goodwill annually. There was no goodwill amortization in 2001 associated with the GPU merger under the provisions of the new standard.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting standards for retirement obligations associated with tangible long-lived assets, with adoption required by January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the cost to settle the retirement obligation differs from the carrying amount. We are currently assessing the new standard and have not yet determined the impact on our financial statements.

In September 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement also supersedes the accounting and reporting provisions of APB 30. Our adoption of this Statement, effective January 1, 2002, will result in our accounting for any future impairments or disposals of long-lived assets under the provisions of SFAS 144, but will not change the accounting principles used in previous asset impairments or disposals. Application of SFAS 144 is not anticipated to have a major impact on accounting for impairments or disposal transactions compared to the prior application of SFAS 121 or APB 30.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

For the Years Ended December 31,	2001	2000	1999
REVENUES:			
Electric utilities	**$5,729,036**	$5,421,668	$5,453,763
Unregulated businesses	**2,270,326**	1,607,293	865,884
Total revenues	**7,999,362**	7,028,961	6,319,647
EXPENSES:			
Fuel and purchased power	**1,421,525**	1,110,845	984,941
Purchased gas	**820,031**	553,548	170,630
Other operating expenses	**2,727,794**	2,378,296	2,146,629
Provision for depreciation and amortization	**889,550**	933,684	937,976
General taxes	**455,340**	547,681	544,052
Total expenses	**6,314,240**	5,524,054	4,784,228
INCOME BEFORE INTEREST AND INCOME TAXES	**1,685,122**	1,504,907	1,535,419
NET INTEREST CHARGES:			
Interest expense	**519,131**	493,473	509,169
Capitalized interest	**(35,473)**	(27,059)	(13,355)
Subsidiaries' preferred stock dividends	**72,061**	62,721	76,479
Net interest charges	**555,719**	529,135	572,293
INCOME TAXES	**474,457**	376,802	394,827
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING	**654,946**	598,970	568,299
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Net of Income Tax Benefit of $5,839,000) (Note 1)	**(8,499)**	–	–
NET INCOME	**$ 646,447**	$ 598,970	$ 568,299
BASIC EARNINGS PER SHARE OF COMMON STOCK (Note 4C):			
Income before cumulative effect of accounting change	**$2.85**	$2.69	$2.50
Cumulative effect of accounting change (Net of income taxes) (Note 1)	**(.03)**	–	–
NET INCOME	**$2.82**	$2.69	$2.50
WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	**229,512**	222,444	227,227
DILUTED EARNINGS PER SHARE OF COMMON STOCK (Note 4C):			
Income before cumulative effect of accounting change	**$2.84**	$2.69	$2.50
Cumulative effect of accounting change (Net of income taxes) (Note 1)	**(.03)**	–	–
NET INCOME	**$2.81**	$2.69	$2.50
WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	**230,430**	222,726	227,299
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK	**$1.50**	$1.50	$1.50

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

As of December 31,	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 220,178	$ 49,258
Receivables-		
Customers (less accumulated provisions of $65,358,000 and $32,251,000, respectively, for uncollectible accounts)	1,074,664	541,924
Other (less accumulated provisions of $7,947,000 and $4,035,000, respectively, for uncollectible accounts)	473,550	376,525
Materials and supplies, at average cost-		
Owned	256,516	171,563
Under consignment	141,002	112,155
Prepayments and other	336,610	189,869
	2,502,520	1,441,294
ASSETS PENDING SALE (Note 2)	3,418,225	–
PROPERTY, PLANT AND EQUIPMENT:		
In service	19,981,749	12,417,684
Less – Accumulated provision for depreciation	8,161,022	5,263,483
	11,820,727	7,154,201
Construction work in progress	607,702	420,875
	12,428,429	7,575,076
INVESTMENTS:		
Capital trust investments (Note 3)	1,166,714	1,223,794
Nuclear plant decommissioning trusts	1,014,234	584,288
Letter of credit collateralization (Note 3)	277,763	277,763
Pension investments	273,542	200,178
Other	898,311	468,879
	3,630,564	2,754,902
DEFERRED CHARGES:		
Regulatory assets	8,912,584	3,727,662
Goodwill	5,600,918	2,088,770
Other	858,273	353,590
	15,371,775	6,170,022
	$37,351,513	$17,941,294
LIABILITIES AND CAPITALIZATION		
CURRENT LIABILITIES:		
Currently payable long-term debt and preferred stock	$ 1,867,657	$ 536,482
Short-term borrowings (Note 5)	614,298	699,765
Accounts payable	704,184	478,661
Accrued taxes	418,555	409,640
Other	1,064,763	469,257
	4,669,457	2,593,805
LIABILITIES RELATED TO ASSETS PENDING SALE (Note 2)	2,954,753	–
CAPITALIZATION (See Consolidated Statements of Capitalization):		
Common stockholders' equity	7,398,599	4,653,126
Preferred stock of consolidated subsidiaries—		
Not subject to mandatory redemption	480,194	648,395
Subject to mandatory redemption	65,406	41,105
Subsidiary-obligated mandatorily redeemable preferred securities (Note 4F)	529,450	120,000
Long-term debt	11,433,313	5,742,048
	19,906,962	11,204,674
DEFERRED CREDITS:		
Accumulated deferred income taxes	2,684,219	2,094,107
Accumulated deferred investment tax credits	260,532	241,005
Nuclear plant decommissioning costs	1,201,599	598,985
Power purchase contract loss liability	3,566,531	–
Other postretirement benefits	838,943	544,541
Other	1,268,517	664,177
	9,820,341	4,142,815
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 3 and 6)		
	$37,351,513	$17,941,294

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

(Dollars in thousands, except per share amounts)

As of December 31,	2001	2000
COMMON STOCKHOLDERS' EQUITY:		
Common stock, $0.10 par value - authorized 375,000,000 shares – 297,636,276 and 224,531,580 shares outstanding, respectively	**$ 29,764**	$ 22,453
Other paid-in capital	**6,113,260**	3,531,821
Accumulated other comprehensive income (loss) (Note 4H)	**(169,003)**	593
Retained earnings (Note 4A)	**1,521,805**	1,209,991
Unallocated employee stock ownership plan common stock- 5,117,375 and 5,952,032 shares, respectively (Note 4B)	**(97,227)**	(111,732)
Total common stockholders' equity	**7,398,599**	4,653,126

	Number of Shares Outstanding		Optional Redemption Price			
	2001	2000	Per Share	Aggregate	2001	2000
PREFERRED STOCK OF CONSOLIDATED SUBSIDIARIES (Note 4D):						
Ohio Edison Company						
Cumulative, $100 par value- Authorized 6,000,000 shares						
Not Subject to Mandatory Redemption:						
3.90%	152,510	152,510	$ 103.63	$ 15,804	**15,251**	15,251
4.40%	176,280	176,280	108.00	19,038	**17,628**	17,628
4.44%	136,560	136,560	103.50	14,134	**13,656**	13,656
4.56%	144,300	144,300	103.38	14,917	**14,430**	14,430
	609,650	609,650		63,893	**60,965**	60,965
Cumulative, $25 par value- Authorized 8,000,000 shares						
Not Subject to Mandatory Redemption:						
7.75%	4,000,000	4,000,000	25.00	100,000	**100,000**	100,000
Total Not Subject to Mandatory Redemption	4,609,650	4,609,650		$163,893	**160,965**	160,965
Cumulative, $100 par value-						
Subject to Mandatory Redemption:						
8.45%	–	50,000	–	$ –	–	5,000
Redemption Within One Year					–	(5,000)
Total Subject to Mandatory Redemption	–	50,000		$ –	–	–
Pennsylvania Power Company						
Cumulative, $100 par value- Authorized 1,200,000 shares						
Not Subject to Mandatory Redemption:						
4.24%	40,000	40,000	103.13	$ 4,125	**4,000**	4,000
4.25%	41,049	41,049	105.00	4,310	**4,105**	4,105
4.64%	60,000	60,000	102.98	6,179	**6,000**	6,000
7.75%	250,000	250,000	–	–	**25,000**	25,000
Total Not Subject to Mandatory Redemption	391,049	391,049		$ 14,614	**39,105**	39,105
Subject to Mandatory Redemption (Note 4E):						
7.625%	150,000	150,000	104.58	$ 15,687	**15,000**	15,000
Redemption Within One Year					**(750)**	–
Total Subject to Mandatory Redemption	150,000	150,000		$ 15,687	**14,250**	15,000
Cleveland Electric Illuminating Company						
Cumulative, without par value- Authorized 4,000,000 shares						
Not Subject to Mandatory Redemption:						
$7.40 Series A	500,000	500,000	101.00	$ 50,500	**50,000**	50,000
$7.56 Series B	450,000	450,000	102.26	46,017	**45,071**	45,071
Adjustable Series L	474,000	474,000	100.00	47,400	**46,404**	46,404
$42.40 Series T	200,000	200,000	500.00	100,000	**96,850**	96,850
	1,624,000	1,624,000		243,917	**238,325**	238,325
Redemption Within One Year (Note 4D)					**(96,850)**	–
Total Not Subject to Mandatory Redemption	1,624,000	1,624,000		$243,917	**141,475**	238,325
Subject to Mandatory Redemption (Note 4E):						
$7.35 Series C	70,000	80,000	101.00	$ 7,070	**7,030**	8,041
$91.50 Series Q	–	10,716	–	–	–	10,716
$88.00 Series R	–	50,000	–	–	–	51,128
$90.00 Series S	17,750	36,500	–	–	**17,268**	36,686
	87,750	177,216		7,070	**24,298**	106,571
Redemption Within One Year					**(18,010)**	(80,466)
Total Subject to Mandatory Redemption	87,750	177,216		$ 7,070	**6,288**	26,105

CONSOLIDATED STATEMENTS OF CAPITALIZATION *continued*

(Dollars in thousands, except per share amounts)

As of December 31,	Number of Shares Outstanding 2001	Number of Shares Outstanding 2000	Optional Redemption Price Per Share	Optional Redemption Price Aggregate	2001	2000
PREFERRED STOCK OF CONSOLIDATED SUBSIDIARIES *continued*						
Toledo Edison Company						
Cumulative, $100 par value- Authorized 3,000,000 shares						
Not Subject to Mandatory Redemption:						
$4.25	160,000	160,000	$104.63	$ 16,740	**$16,000**	$16,000
$4.56	50,000	50,000	101.00	5,050	**5,000**	5,000
$4.25	100,000	100,000	102.00	10,200	**10,000**	10,000
$8.32	100,000	100,000	102.46	10,246	**10,000**	10,000
$7.76	150,000	150,000	102.44	15,366	**15,000**	15,000
$7.80	150,000	150,000	101.65	15,248	**15,000**	15,000
$10.00	190,000	190,000	101.00	19,190	**19,000**	19,000
	900,000	900,000		92,040	**90,000**	90,000
Redemption Within One Year (Note 4D)					**(59,000)**	–
	900,000	900,000		92,040	**31,000**	90,000
Cumulative, $25 par value- Authorized 12,000,000 shares						
Not Subject to Mandatory Redemption:						
$2.21	1,000,000	1,000,000	25.25	25,250	**25,000**	25,000
$2.365	1,400,000	1,400,000	27.75	38,850	**35,000**	35,000
Adjustable Series A	1,200,000	1,200,000	25.00	30,000	**30,000**	30,000
Adjustable Series B	1,200,000	1,200,000	25.00	30,000	**30,000**	30,000
	4,800,000	4,800,000		124,100	**120,000**	120,000
Redemption Within One Year (Note 4D)					**(25,000)**	–
	4,800,000	4,800,000		124,100	**95,000**	120,000
Total Not Subject to Mandatory Redemption	5,700,000	5,700,000		$216,140	**126,000**	210,000
Jersey Central Power & Light Company						
Cumulative, $100 stated value- Authorized 15,600,000 shares						
Not Subject to Mandatory Redemption:						
4.00% Series	125,000	–	106.50	$13,313	**12,649**	–
Subject to Mandatory Redemption (Note 4E):						
8.65% Series J	250,001	–	101.30	$25,325	**26,750**	–
7.52% Series K	265,000	–	103.76	27,496	**28,951**	–
	515,001	–		52,821	**55,701**	–
Redemption Within One Year					**(10,833)**	–
Total Subject to Mandatory Redemption	515,001	–		$52,821	**44,868**	–
SUBSIDIARY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST OR LIMITED PARTNERSHIP HOLDING SOLELY SUBORDINATED DEBENTURES OF SUBSIDIARIES (Note 4F):						
Ohio Edison Co.						
Cumulative, $25 stated value- Authorized 4,800,000 shares						
9.00%	4,800,000	4,800,000	25.00	$120,000	**120,000**	120,000
Cleveland Electric Illuminating Co.						
Cumulative, $25 stated value- Authorized 4,000,000 shares						
9.00%	4,000,000	–	–	$ –	**100,000**	–
Jersey Central Power & Light Co.						
Cumulative, $25 stated value- Authorized 5,000,000 shares						
8.56%	5,000,000	–	25.00	$125,000	**125,250**	–
Metropolitan Edison Co.						
Cumulative, $25 stated value- Authorized 4,000,000 shares						
7.35%	4,000,000	–	–	$ –	**92,200**	–
Pennsylvania Electric Co.						
Cumulative, $25 stated value- Authorized 4,000,000 shares						
7.34%	4,000,000	–	–	$ –	**92,000**	–

CONSOLIDATED STATEMENTS OF CAPITALIZATION *continued*

LONG-TERM DEBT (Note 4G) (Interest rates reflect weighted average rates) *(In thousands)*

	First Mortgage Bonds			Secured Notes			Unsecured Notes			Total	
As of December 31,		**2001**	**2000**		**2001**	**2000**		**2001**	**2000**	**2001**	**2000**
Ohio Edison Co. -											
Due 2001-2006	7.89%	$ 509,265	$ 509,265	7.60%	$ 227,122	$ 235,838	4.28%	$441,725	$541,725		
Due 2007-2011	–	–	–	7.22%	10,253	4,336	–	–	–		
Due 2012-2016	–	–	–	5.17%	59,000	59,000	–	–	–		
Due 2017-2021	–	–	–	7.01%	60,443	129,943	–	–	–		
Due 2022-2026	7.99%	219,460	219,460	–	–	–	–	–	–		
Due 2027-2031	–	–	–	3.72%	249,634	180,134	–	–	–		
Due 2032-2036	–	–	–	2.63%	71,900	71,900	–	–	–		
Total-Ohio Edison		728,725	728,725		678,352	681,151		441,725	541,725	**$1,848,802**	$1,951,601
Cleveland Electric Illuminating Co. -											
Due 2001-2006	8.53%	595,000	595,000	5.84%	593,175	384,680	5.58%	27,700	27,700		
Due 2007-2011	6.86%	125,000	125,000	7.29%	271,640	271,640	–	–	–		
Due 2012-2016	–	–	–	8.00%	78,700	118,535	–	–	–		
Due 2017-2021	–	–	–	7.36%	440,560	560,855	–	–	–		
Due 2022-2026	9.00%	150,000	150,000	7.64%	218,950	218,950	–	–	–		
Due 2027-2031	–	–	–	5.38%	5,993	110,888	–	–	–		
Total-Cleveland Electric		870,000	870,000		1,609,018	1,665,548		27,700	27,700	**2,506,718**	2,563,248
Toledo Edison Co. -											
Due 2001-2006	7.90%	179,125	179,525	6.40%	228,700	190,400	7.25%	226,100	226,130		
Due 2007-2011	–	–	–	7.13%	30,000	30,000	10.00%	790	790		
Due 2012-2016	–	–	–	–	–	–	–	–	–		
Due 2017-2021	–	–	–	8.14%	129,000	129,000	–	–	–		
Due 2022-2026	–	–	–	7.55%	50,700	118,000	–	–	–		
Due 2027-2031	–	–	–	5.90%	13,851	13,851	–	–	–		
Due 2032-2036	–	–	–	2.20%	30,900	30,900	–	–	–		
Total-Toledo Edison		179,125	179,525		483,151	512,151		226,890	226,920	**889,166**	918,596
Pennsylvania Power Co. -											
Due 2001-2006	7.19%	79,370	80,344	3.02%	10,300	–	5.90%	5,200	5,200		
Due 2007-2011	9.74%	4,870	4,870	–	–	–	–	–	–		
Due 2012-2016	9.74%	4,870	4,870	5.40%	1,000	1,000	–	–	–		
Due 2017-2021	9.74%	2,955	2,955	3.78%	59,807	59,807	–	–	–		
Due 2022-2026	8.33%	33,750	33,750	6.15%	12,700	12,700	–	–	–		
Due 2027-2031	–	–	–	6.04%	37,672	47,972	–	–	–		
Total-Penn Power		125,815	126,789		121,479	121,479		5,200	5,200	**252,494**	253,468
Jersey Central Power & Light Co. -											
Due 2001-2006	7.14%	500,945	–	6.45%	150,000	–	7.69%	86	–		
Due 2007-2011	7.81%	45,355	–	–	–	–	7.69%	124	–		
Due 2012-2016	7.10%	12,200	–	–	–	–	7.69%	180	–		
Due 2017-2021	9.20%	50,000	–	–	–	–	7.69%	260	–		
Due 2022-2026	7.68%	485,000	–	–	–	–	7.69%	377	–		
Due 2027-2031	–	–	–	–	–	–	7.69%	546	–		
Due 2032-2036	–	–	–	–	–	–	7.69%	790	–		
Due 2037-2041	–	–	–	–	–	–	7.69%	635	–		
Total-Jersey Central		1,093,500	–		150,000	–		2,998	–	**1,246,498**	–
Metropolitan Edison Co. -											
Due 2001-2006	7.14%	261,740	–	5.72%	100,000	–	7.69%	171	–		
Due 2007-2011	6.00%	6,960	–	–	–	–	7.69%	248	–		
Due 2012-2016	–	–	–	–	–	–	7.69%	359	–		
Due 2017-2021	6.10%	28,500	–	–	–	–	7.69%	521	–		
Due 2022-2026	8.05%	180,000	–	–	–	–	7.69%	754	–		
Due 2027-2031	5.95%	13,690	–	–	–	–	7.69%	1,092	–		
Due 2032-2036	–	–	–	–	–	–	7.69%	1,581	–		
Due 2037-2041	–	–	–	–	–	–	7.69%	1,271	–		
Total-Metropolitan Edison		490,890	–		100,000	–		5,997	–	**596,887**	–

CONSOLIDATED STATEMENTS OF CAPITALIZATION *continued*

LONG-TERM DEBT (Interest rates reflect weighted average rates) *continued* *(In thousands)*

	First Mortgage Bonds			Secured Notes			Unsecured Notes			Total	
As of December 31,		**2001**	**2000**		**2001**	**2000**		**2001**	**2000**	**2001**	**2000**
Pennsylvania Electric Co. -											
Due 2001-2006	6.13%	$ 1,025	$ –	–	$ –	$ –	6.02%	$ 183,086	$ –		
Due 2007-2011	5.44%	27,395	–	–	–	–	6.55%	135,124	–		
Due 2012-2016	–	–	–	–	–	–	7.69%	180	–		
Due 2017-2021	5.80%	20,000	–	–	–	–	6.63%	125,260	–		
Due 2022-2026	6.05%	25,000	–	–	–	–	7.69%	377	–		
Due 2027-2031	–	–	–	–	–	–	7.69%	546	–		
Due 2032-2036	–	–	–	–	–	–	7.69%	790	–		
Due 2037-2041	–	–	–	–	–	–	7.69%	635	–		
Total-Pennsylvania Electric		73,420	–		–	–		445,998	–	**$ 519,418**	$ –
FirstEnergy Corp. -											
Due 2001-2006	–	–	–	–	–	–	5.59%	1,550,000	–		
Due 2007-2011	–	–	–	–	–	–	6.45%	1,500,000	–		
Due 2012-2016	–	–	–	–	–	–	–	–	–		
Due 2017-2021	–	–	–	–	–	–	–	–	–		
Due 2022-2026	–	–	–	–	–	–	–	–	–		
Due 2027-2031	–	–	–	–	–	–	7.38%	1,500,000	–		
Total-FirstEnergy		–	–		–	–		4,550,000	–	**4,550,000**	–
OES Fuel		–	–	2.72%	81,515	91,620	–	–	–	**81,515**	91,620
AFN Finance Co. No. 1		–	–	4.18%	15,000	–	–	–	–	**15,000**	–
AFN Finance Co. No. 3		–	–	4.18%	4,000	–	–	–	–	**4,000**	–
Bay Shore Power		–	–	6.23%	145,400	147,500	–	–	–	**145,400**	147,500
MARBEL Energy Corp.		–	–	–	–	–	4.72%	569	638	**569**	638
Facilities Services Group		–	–	6.12%	15,735	17,601	–	–	–	**15,735**	17,601
FirstEnergy Properties		–	–	7.89%	9,902	–	–	–	–	**9,902**	–
Warrenton River Terminal		–	–	6.00%	776	–	–	–	–	**776**	–
GPU Capital*		–	–	–	–	–	6.69%	1,629,582	–	**1,629,582**	–
GPU Power		–	–	7.42%	239,373	–	13.50%	56,048	–	**295,421**	–
Total		$3,561,475	$1,905,039		$3,653,701	$3,237,050		$7,392,707	$802,183	**14,607,883**	5,944,272
Capital lease obligations										**19,390**	163,242
Net unamortized premium on debt*										**213,834**	85,550
Long-term debt due within one year*										**(1,975,755)**	(451,016)
Total long-term debt*										**12,865,352**	5,742,048
TOTAL CAPITALIZATION*										**$21,339,001**	$11,204,674

**2001 includes amounts in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.*

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Comprehensive Income	Number of Shares	Par Value	Other Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Unallocated ESOP Common Stock
Balance, January 1, 1999		237,069,087	$23,707	$3,846,513	$(439)	$718,409	$ (139,032)
Net income	$568,299					568,299	
Minimum liability for unfunded retirement benefits, net of $160,000 of income taxes	244				244		
Comprehensive income	$568,543						
Reacquired common stock		(4,614,800)	(462)	(129,671)			
Centerior acquisition adjustment				(468)			
Allocation of ESOP shares				6,001			12,256
Cash dividends on common stock						(341,467)	
Balance, December 31, 1999		232,454,287	23,245	3,722,375	(195)	945,241	(126,776)
Net income	$598,970					598,970	
Minimum liability for unfunded retirement benefits, net of $(85,000) of income taxes	(134)				(134)		
Unrealized gain on investment in securities available for sale	922				922		
Comprehensive income	$599,758						
Reacquired common stock		(7,922,707)	(792)	(194,210)			
Allocation of ESOP shares				3,656			15,044
Cash dividends on common stock						(334,220)	
Balance, December 31, 2000		224,531,580	22,453	3,531,821	593	1,209,991	(111,732)
GPU acquisition		73,654,696	7,366	2,586,097			
Net income	$646,447					646,447	
Minimum liability for unfunded retirement benefits, net of $(182,000) of income taxes	(268)				(268)		
Unrealized loss on derivative hedges, net of $(116,521,000) of income taxes	(169,408)				(169,408)		
Unrealized gain on investments, net of $56,000 of income taxes	81				81		
Unrealized currency translation adjustments, net of $(1,000) of income taxes	(1)				(1)		
Comprehensive income	$476,851						
Reacquired common stock		(550,000)	(55)	(15,253)			
Allocation of ESOP shares				10,595			14,505
Cash dividends on common stock						(334,633)	
Balance, December 31, 2001		297,636,276	$29,764	$6,113,260	$(169,003)	$1,521,805	$(97,227)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

(Dollars in thousands)

	Not Subject to Mandatory Redemption		Subject to Mandatory Redemption	
	Number of Shares	Par or Stated Value	Number of Shares	Par or Stated Value
Balance, January 1, 1999	12,442,699	$660,195	5,379,044	$334,864
Redemptions-				
7.64% Series	(60,000)	(6,000)		
8.00% Series	(58,000)	(5,800)		
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series E			(3,000)	(3,000)
$91.50 Series Q			(10,714)	(10,714)
$90.00 Series S			(18,750)	(18,750)
$9.375 Series			(16,900)	(1,690)
Balance, December 31, 1999	12,324,699	648,395	5,269,680	294,710
Redemptions-				
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series E			(3,000)	(3,000)
$91.50 Series Q			(10,714)	(10,714)
$90.00 Series S			(18,750)	(18,750)
Amortization of fair market value adjustments-				
$ 7.35 Series C				(69)
$88.00 Series R				(3,872)
$90.00 Series S				(5,734)
Balance, December 31, 2000	12,324,699	648,395	5,177,216	246,571
GPU acquisition	125,000	12,649	13,515,001	365,151
Issues-				
9.00% Series			4,000,000	100,000
Redemptions-				
8.45% Series			(50,000)	(5,000)
$ 7.35 Series C			(10,000)	(1,000)
$88.00 Series R			(50,000)	(50,000)
$91.50 Series Q			(10,716)	(10,716)
$90.00 Series S			(18,750)	(18,750)
Amortization of fair market value adjustments-				
$ 7.35 Series C				(11)
$88.00 Series R				(1,128)
$90.00 Series S				(668)
Balance, December 31, 2001	12,449,699	$661,044	22,552,751	$624,449

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the Years Ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 646,447**	$ 598,970	$ 568,299
Adjustments to reconcile net income to net cash from operating activities:			
Provision for depreciation and amortization	**889,550**	933,684	937,976
Nuclear fuel and lease amortization	**98,178**	113,330	104,928
Other amortization, net	**(11,927)**	(11,635)	(10,730)
Deferred costs recoverable as regulatory assets	**(31,893)**	–	–
Deferred income taxes, net	**31,625**	(79,429)	(45,054)
Investment tax credits, net	**(22,545)**	(30,732)	(19,661)
Cumulative effect of accounting change	**14,338**	–	–
Receivables	**53,099**	(150,520)	(203,567)
Materials and supplies	**(50,052)**	(29,653)	19,631
Accounts payable	**(84,572)**	118,282	82,578
Other	**(250,564)**	45,529	53,906
Net cash provided from operating activities	**1,281,684**	1,507,826	1,488,306
CASH FLOWS FROM FINANCING ACTIVITIES:			
New Financing-			
Preferred stock	**96,739**	–	–
Long-term debt	**4,338,080**	307,512	364,832
Short-term borrowings, net	**–**	281,946	163,327
Redemptions and Repayments-			
Common stock	**15,308**	195,002	130,133
Preferred stock	**85,466**	38,464	52,159
Long-term debt	**394,017**	901,764	847,006
Short-term borrowings, net	**1,641,484**	–	–
Common Stock Dividend Payments	**334,633**	334,220	341,467
Net cash provided from (used for) financing activities	**1,963,911**	(879,992)	(842,606)
CASH FLOWS FROM INVESTING ACTIVITIES:			
GPU acquisition, net of cash	**2,013,218**	–	–
Property additions	**852,449**	587,618	624,901
Cash investments	**(24,518)**	(17,449)	(41,213)
Other	**233,526**	120,195	28,022
Net cash used for investing activities	**3,074,675**	690,364	611,710
Net increase (decrease) in cash and cash equivalents	**170,920**	(62,530)	33,990
Cash and cash equivalents at beginning of year	**49,258**	111,788	77,798
Cash and cash equivalents at end of year*	**$ 220,178**	$ 49,258	$ 111,788
SUPPLEMENTAL CASH FLOWS INFORMATION:			
Cash Paid During the Year-			
Interest (net of amounts capitalized)	**$ 425,737**	$ 485,374	$ 520,072
Income taxes	**$ 433,640**	$ 512,182	$ 441,067

** 2001 excludes amounts in "Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.*

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF TAXES

(In thousands)

For the Years Ended December 31,	2001	2000	1999
GENERAL TAXES:			
Real and personal property	**$ 176,916**	$ 281,374	$ 276,227
State gross receipts	**102,335**	221,385	220,117
Ohio kilowatt-hour excise	**117,979**	–	–
Social security and unemployment	**44,480**	39,134	37,019
Other	**13,630**	5,788	10,689
Total general taxes	**$ 455,340**	$ 547,681	$ 544,052
PROVISION FOR INCOME TAXES:			
Currently payable-			
Federal	**$ 375,108**	$ 467,045	$ 433,872
State	**84,322**	19,918	25,670
Foreign	**108**	–	–
	459,538	486,963	459,542
Deferred, net-			
Federal	**37,888**	(60,831)	(36,021)
State	**(6,177)**	(18,598)	(9,033)
Foreign	**(86)**	–	–
	31,625	(79,429)	(45,054)
Investment tax credit amortization	**(22,545)**	(30,732)	(19,661)
Total provision for income taxes	**$ 468,618**	$ 376,802	$ 394,827
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:			
Book income before provision for income taxes	**$1,115,065**	$ 975,772	$ 963,126
Federal income tax expense at statutory rate	**$ 390,273**	$ 341,520	$ 337,094
Increases (reductions) in taxes resulting from-			
Amortization of investment tax credits	**(22,545)**	(30,732)	(19,661)
State income taxes, net of federal income tax benefit	**50,794**	1,133	10,814
Amortization of tax regulatory assets	**30,419**	38,702	23,908
Amortization of goodwill	**18,416**	18,420	19,341
Preferred stock dividends	**19,733**	18,172	22,988
Other, net	**(18,472)**	(10,413)	343
Total provision for income taxes	**$ 468,618**	$ 376,802	$ 394,827
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:			
Property basis differences	**$1,996,937**	$1,245,297	$1,878,904
Customer receivables for future income taxes	**178,683**	62,527	159,577
Competitive transition charge	**1,289,438**	1,070,161	537,114
Deferred sale and leaseback costs	**(77,099)**	(128,298)	(129,775)
Nonutility generation costs	**(178,393)**	–	–
Unamortized investment tax credits	**(86,256)**	(85,641)	(96,036)
Unused alternative minimum tax credits	**–**	(32,215)	(101,185)
Other comprehensive income	**(115,395)**	–	–
Other	**(323,696)**	(37,724)	(17,334)
Net deferred income tax liability*	**$2,684,219**	$2,094,107	$2,231,265

** 2001 excludes amounts in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.*

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

The consolidated financial statements include FirstEnergy Corp., a public utility holding company, and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These utility subsidiaries are referred to throughout as "Companies." FirstEnergy's 2001 results include the results of JCP&L, Met-Ed and Penelec for the period November 7, 2001 through December 31, 2001 (see Note 2 - Merger). The consolidated financial statements also include FirstEnergy's other principal subsidiaries: FirstEnergy Solutions Corp. (FES); FirstEnergy Facilities Services Group, LLC (FEFSG); MYR Group, Inc. (MYR); MARBEL Energy Corporation (MARBEL); FirstEnergy Nuclear Operating Company (FENOC); GPU Capital, Inc.; GPU Power, Inc.; FirstEnergy Service Company (FECO); and GPU Service, Inc. (GPUS). FES provides energy-related products and services and, through its FirstEnergy Generation Corp. (FGCO) subsidiary, operates FirstEnergy's nonnuclear generation business. FENOC operates the Companies' nuclear generating facilities. FEFSG is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. MARBEL is a fully integrated natural gas company. GPU Capital owns and operates electric distribution systems in foreign countries (see Note 2 - Merger) and GPU Power owns and operates generation facilities in foreign countries. FECO and GPUS provide legal, financial and other corporate support services to affiliated FirstEnergy companies. Significant intercompany transactions have been eliminated in consolidation.

The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC), the New Jersey Board of Public Utilities (NJBPU) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenues-

The Companies' principal business is providing electric service to customers in Ohio, Pennsylvania and New Jersey. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service provided through the end of the year.

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2001 or 2000, with respect to any particular segment of FirstEnergy's customers.

CEI and TE sell substantially all of their retail customer receivables to Centerior Funding Corp. (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed private sales of $50 million and $150 million of receivables-backed investor certificates in 2000 and 2001, respectively, in transactions that qualified for sale accounting treatment. CFC's creditors are entitled to be satisfied first out of the proceeds of CFC's assets. The 2001 private sale was used to repay a 1996 public sale of $150 million of receivables-backed investor certificates which was replaced under an amended securitization agreement. FirstEnergy's retained interest in the pool of receivables held by the trust (34% as of December 31, 2001) is stated at fair value, reflecting adjustments for anticipated credit losses. Sensitivity analyses reflecting a 10% and 20% increase in the rate of anticipated credit losses did not significantly affect FirstEnergy's retained interest in the pool of receivables. Of the $301 million sold to the trust and outstanding as of December 31, 2001, FirstEnergy had a retained interest in $101 million of the receivables. Accordingly, receivables recorded on the Consolidated Balance Sheets were reduced by approximately $200 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2001, totaled approximately $2.2 billion. CEI and TE processed receivables for the trust and received servicing fees of approximately $4.5 million in 2001. Expenses associated with the factoring discount related to the sale of receivables were $12 million in 2001.

Regulatory Plans-

Ohio's 1999 electric utility restructuring law allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, provided for a five percent reduction on the generation portion of residential customers' bills and the opportunity for utilities to recover transition costs, including regulatory assets. Under this law, the PUCO approved FirstEnergy's transition plan in 2000 as modified by a settlement agreement with major parties to the transition plan, which it filed on behalf of OE, CEI and TE (Ohio Companies). The settlement agreement included approval for recovery of the amounts of transition costs filed in the transition plan through no later than 2006 for OE, mid-2007 for TE and 2008 for CEI, except where a longer period of recovery is provided for in the settlement agreement. The settlement also granted preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 1,120 megawatts (MW) of generation capacity through 2005 at established prices for sales to the Ohio Companies' retail customers. The Ohio Companies' base electric rates for distribution service under their prior respective regulatory plans were extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under their prior regulatory plans were also extended through the Ohio Companies' respective transition cost recovery periods.

The transition plan itemized, or unbundled, the current price of electricity into its component elements — including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also resulted in the corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and planned changes in how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices are frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including a 5% reduction in the price of generation for residential customers.

FirstEnergy's Ohio customers choosing alternative suppliers receive an additional incentive applied to the shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive serves to reduce the amortization of transition costs during the market development period and will be recovered through the extension of the transition cost recovery periods. If the customer shopping goals established in the agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for OE, CEI and TE to reduce recovery by as much as $500 million (OE-$250 million, CEI-$170 million and TE-$80 million), but any such adjustment would be computed on a class-by-class and pro-rata basis. Based on annualized shopping levels as of December 31, 2001, FirstEnergy believes the maximum potential recovery reductions are approximately $174 million (OE-$87 million, CEI-$52 million and TE-$35 million).

New Jersey is also evolving to a competitive electric utility marketplace. In March 2001, the NJBPU issued a Final Decision and Order (Final Order) with respect to JCP&L's rate unbundling, stranded cost and restructuring filings, which superseded its 1999 Summary Order. The Final Order confirms rate reductions set forth in the Summary Order, which remain in effect at increasing levels through July 2003 with rates after July 31, 2003 to be determined in a rate case commencing in 2002. The Final Order also confirms the right of customers to select their generation suppliers effective August 1, 1999, and includes the deregulation of electric generation service costs. The Final Order confirms the establishment of a non-bypassable societal benefits charge to recover costs which include nuclear plant decommissioning and manufactured gas plant remediation, as well as a non-bypassable market transition charge (MTC) primarily to recover stranded costs; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to prior generating asset divestitures until JCP&L's request for an Internal Revenue Service (IRS) ruling regarding the treatment of associated federal income tax benefits is acted upon. Should the IRS ruling support the return of the tax benefits to ratepayers, JCP&L would need to record a corresponding charge to income of approximately $25 million; there would be no effect to FirstEnergy's net income as the contingency existed prior to the merger.

JCP&L has an obligation to provide basic generation service (BGS), that is, it must act as provider of last resort (PLR) to non-shopping customers as a result of the NJBPU's restructuring plans. JCP&L obtains its supply of electricity to meet its BGS obligation to non-shopping customers almost entirely from contracted and open market purchases. JCP&L is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under nonutility generation (NUG) agreements exceed amounts collected through BGS and MTC rates. As of December 31, 2001, the accumulated deferred cost balance totaled approximately $300 million, after giving effect to the reduction discussed below. The Final Order provided for the ability to securitize stranded costs associated with the divested Oyster Creek Nuclear Generation Station. In February 2002, JCP&L received NJBPU authorization to issue $320 million of transition bonds to securitize the recovery of these costs. The NJBPU order also provides for a usage-based non-bypassable transition bond charge and for the transfer of the bondable transition property to another entity. JCP&L plans to sell transition bonds in the second quarter of 2002 which will be recognized on the Consolidated Balance Sheet. The Final Order also allows for additional securitization of JCP&L's deferred balance to the extent permitted by law upon application by JCP&L and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

The obligation to provide BGS to non-shopping customers was bid out for the period commencing August 1, 2002. In June 2001, the four incumbent New Jersey electric distribution companies, including JCP&L, filed a joint proposal seeking NJBPU approval of a competitive bidding process to procure supply for the provision of BGS for the period of August 1, 2002 through July 31, 2003. In December 2001, the NJBPU authorized the auctioning of BGS to meet the electric demands of all customers who have not selected an alternative supplier. BGS for all four companies, for the period of August 1, 2002 to July 31, 2003, was simultaneously put out for bid. The auction, which ended on February 13, 2002 and was approved by the NJBPU on February 15, 2002, removed JCP&L's BGS obligation of 5,100 MW for the period from August 1, 2002 to July 31, 2003. The auction represents a transitional mechanism and a different model for the procurement of BGS commencing August 1, 2003 may be adopted.

On September 26, 2001, the NJBPU approved the merger between FirstEnergy and GPU, Inc., (see Note 2 - Merger) subject to the terms and conditions set forth in a Stipulation of Settlement which had been signed by the major parties in the merger discussions. Under this Stipulation of Settlement, FirstEnergy agreed to reduce JCP&L's regulatory assets by $300 million, in order to ensure that customers receive the benefit of future merger savings. JCP&L wrote off $300 million of its deferred costs upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. The PPUC authorized 1998 rate restructuring plans for Penn, Met-Ed and Penelec which essentially resulted in the deregulation of their respective generation businesses.

In 2000, the PPUC disallowed a portion of the requested additional stranded costs above those amounts granted in Met-Ed's and Penelec's 1998 rate restructuring plan orders. The PPUC required Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. Similar to JCP&L's situation, if the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by approximately $12 million and $25 million, respectively, plus interest, and record a corresponding charge to income. Similar to JCP&L, there would be no effect to FirstEnergy's net income.

As a result of their generating asset divestitures, Met-Ed and Penelec obtain their supply of electricity to meet their PLR obligations almost entirely from contracted and open market purchases. During 2000, their purchased power costs substantially exceeded the amounts they could recover under their capped generation rates which are in effect for varying periods, pursuant to their 1998 rate restructuring plans. In November 2000, Met-Ed and Penelec filed a petition with the PPUC seeking permission to defer for future recovery their energy costs in excess of amounts reflected in their capped generation rates. In January 2001, the PPUC consolidated this petition with the FirstEnergy/GPU merger proceeding (see Note 2 - Merger) for consideration and resolution in accordance with the merger procedural schedule.

In June 2001, Met-Ed, Penelec and FirstEnergy entered into a Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings, that, in addition to resolving certain issues concerning the PPUC's approval of the FirstEnergy/GPU merger, also addressed Met-Ed's and Penelec's request for PLR rate relief. On June 20, 2001, the PPUC entered orders approving the Settlement Stipulation, which approved the merger and provided Met-Ed and Penelec PLR rate relief. Met-Ed and Penelec are permitted to defer for future recovery the difference between their actual energy costs and those reflected in their capped generation rates, retroactive to January 1, 2001. Deferral accounting will continue for such cost differences through December 31, 2005; should energy costs incurred by Met-Ed and Penelec during that period be below their respective capped generation rates, the difference would be used to reduce their recoverable deferred costs. Met-Ed's and Penelec's PLR obligations have been extended through December 31, 2010. Met-Ed's and Penelec's competitive transition charge (CTC) revenues will be applied first to PLR costs, then to non-NUG stranded costs and finally to NUG stranded costs through December 31, 2010. Met-Ed and Penelec would be permitted to recover any remaining stranded costs through a continuation of the CTC, after December 31, 2010, however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such non-recovery becomes probable.

Several parties had filed Petitions for Review with the Commonwealth Court of Pennsylvania regarding the PPUC's orders. On February 21, 2002, the Court affirmed the PPUC decision regarding the FirstEnergy/GPU merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the PLR obligations of Met-Ed and Penelec, and denied the related requests for rate relief by Met-Ed and Penelec. FirstEnergy is considering its response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. FirstEnergy is unable to predict the outcome of these matters.

All of the Companies' regulatory assets are expected to continue to be recovered under provisions of the Ohio transition plan and the respective Pennsylvania and New Jersey regulatory plans. Under the previous regulatory plan, the PUCO had authorized OE to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the prior regulatory plans were not in effect. These additional amounts were being recovered through rates. Under OE's prior regulatory plan, which was terminated at the end of 2000, and Penn's rate restructuring plan, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $1.424 billion.

The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was discontinued in 1997 with respect to CEI's and TE's nuclear operations; in 1998 with respect to Penn's, Met-Ed's and Penelec's generation operations; in 1999 with respect to JCP&L's generation operations and in 2000 with respect to OE's generation business and the nonnuclear generation businesses of CEI and TE. JCP&L, Met-Ed and Penelec subsequently divested substantially all of their generating assets. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement, concluding that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, $1.6 billion of impaired plant investments ($1.2 billion, $304 million and $53 million for OE, CEI and TE, respectively) were recognized as regulatory assets recoverable as transition costs through future regulatory cash flows. The following summarizes net assets included in property, plant and equipment relating to operations for which the application of SFAS 71 was discontinued, compared with the respective company's total assets as of December 31, 2001.

	SFAS 71 Discontinued Net Assets	Total Assets
	(In millions)	
OE	$ 984	$7,218
CEI	1,425	5,856
TE	601	2,572
Penn	88	960
JCP&L	46	8,040
Met-Ed	18	3,607

Property, Plant and Equipment-

Property, plant and equipment reflects original cost (except for the Ohio Companies' and Penn's nuclear generating units and the former GPU companies' properties which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. In addition to FirstEnergy's wholly-owned facilities, JCP&L holds a 50% ownership interest in Yards Creek Pumped Storage Facility — its net book value was approximately $21.5 million as of December 31, 2001. FirstEnergy also shares ownership interests in various foreign properties with an aggregate net book value of $1.9 billion, representing the fair value of FirstEnergy's interest.

The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The respective annual composite rates for the Companies' electric plant in 2001, 2000 and 1999 (post merger periods only for JCP&L, Met-Ed and Penelec) are shown in the following table:

Annual Composite Depreciation Rate	2001	2000	1999
OE	2.7%	2.8%	3.0%
CEI	3.2	3.4	3.4
TE	3.5	3.4	3.4
Penn	2.9	2.6	2.5
JCP&L	3.4		
Met-Ed	3.0		
Penelec	2.9		

Annual depreciation expense in 2001 included approximately $128.7 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in five nuclear generating units, a demonstration nuclear reactor owned by a wholly-owned subsidiary of JCP&L, Met-Ed and Penelec and decommissioning liabilities for previously divested GPU nuclear generating units. The 2001 amounts reflected increases of approximately $60 million from implementing the Ohio utilities' transition plan in 2001. The Companies' share of the future obligation to decommission these units is approximately $2.5 billion in current dollars and (using a 4.0% escalation rate) approximately $5.4 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is in process and expected to be completed in 2003; payments for decommissioning of the nuclear generating units are expected to begin in 2014, when actual decommissioning work is expected to begin. The Companies have recovered approximately $568 million for decommissioning through their electric rates from customers through December 31, 2001. The Companies have also recognized an estimated liability of approximately $46.5 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting treatment for retirement obligations associated with tangible long-lived assets with adoption required by January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the costs to settle the retirement obligation differ from the carrying amount. Under the new standard, additional assets and liabilities relating principally to nuclear decommissioning obligations will be recorded, the pattern of expense recognition will change and income from the external decommissioning trusts will be recorded as investment income. FirstEnergy is currently assessing the new standard and has not yet quantified the impact on its financial statements.

Nuclear Fuel-

Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption.

Income Taxes-

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid.

Retirement Benefits-

FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the GPU pension plans were merged with the FirstEnergy plan. FirstEnergy uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2001. The assets of the pension plan consist primarily of common stocks, United States government bonds and corporate bonds. The FirstEnergy and GPU postretirement benefit plans are currently separately maintained; the information shown below is aggregated as of December 31, 2001. Costs for the year 2001 include the former GPU companies' pension and other postretirement benefit costs for the period November 7, 2001 through December 31, 2001.

FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. FirstEnergy pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by FirstEnergy. FirstEnergy recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

	Pension Benefits		Other Postretirement Benefits	
	2001	**2000**	**2001**	**2000**
	(In millions)			
Change in benefit obligation:				
Benefit obligation as of January 1	$1,506.1	$1,394.1	$ 752.0	$ 608.4
Service cost	34.9	27.4	18.3	11.3
Interest cost	133.3	104.8	64.4	45.7
Plan amendments	3.6	41.3	–	–
Actuarial loss	123.1	17.3	73.3	121.7
Voluntary early retirement program	–	23.4	2.3	–
GPU acquisition	1,878.3	–	716.9	–
Benefits paid	(131.4)	(102.2)	(45.6)	(35.1)
Benefit obligation as of December 31	3,547.9	1,506.1	1,581.6	752.0
Change in fair value of plan assets:				
Fair value of plan assets as of January 1	1,706.0	1,807.5	23.0	4.9
Actual return on plan assets	8.1	0.7	12.7	(0.2)
Company contribution	–	–	43.3	18.3
GPU acquisition	1,901.0	–	462.0	–
Benefits paid	(131.4)	(102.2)	(6.0)	–
Fair value of plan assets as of December 31	3,483.7	1,706.0	535.0	23.0
Funded status of plan	(64.2)	199.9	(1,046.6)	(729.0)
Unrecognized actuarial loss (gain)	222.8	(90.9)	212.8	147.3
Unrecognized prior service cost	87.9	93.1	17.7	20.9
Unrecognized net transition obligation (asset)	–	(2.1)	101.6	110.9
Prepaid (accrued) benefit cost	$ 246.5	$ 200.0	$ (714.5)	$(449.9)
Assumptions used as of December 31:				
Discount rate	7.25%	7.75%	7.25%	7.75%
Expected long-term return on plan assets	10.25%	10.25%	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Net pension and other postretirement benefit costs for the three years ended December 31, 2001 were computed as follows:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(In millions)					
Service cost	$ 34.9	$ 27.4	$ 28.3	$ 18.3	$ 11.3	$ 9.3
Interest cost	133.3	104.8	102.0	64.4	45.7	40.7
Expected return on plan assets	(204.8)	(181.0)	(168.1)	(9.9)	(0.5)	(0.4)
Amortization of transition obligation (asset)	(2.1)	(7.9)	(7.9)	9.2	9.2	9.2
Amortization of prior service cost	8.8	5.7	5.7	3.2	3.2	3.3
Recognized net actuarial loss (gain)	–	(9.1)	–	4.9	–	–
Voluntary early retirement program	6.1	17.2	–	2.3	–	–
Net benefit cost	$ (23.8)	$ (42.9)	$ (40.0)	$ 92.4	$ 68.9	$62.1

The composite health care trend rate assumption is approximately 10% in 2002, 9% in 2003 and 8% in 2004, trending to 4%-6% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $14.6 million and the postretirement benefit obligation by $151.2 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $12.7 million and the postretirement benefit obligation by $131.3 million.

Supplemental Cash Flows Information-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included the 2001 FirstEnergy common stock issuance of $2.6 billion for the GPU acquisition and capital lease transactions amounting to $3.1 million, $89.3 million and $36.2 million for the years 2001, 2000 and 1999, respectively. Commercial paper transactions of OES Fuel, Incorporated (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as currently payable long-term debt on the Consolidated Balance Sheets in anticipation of the expiration of the related long-term financing agreement in March 2002 (see Note 4G).

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In millions)			
Long-term debt*	$12,897	$13,097	$5,853	$6,010
Preferred stock	$ 636	$ 626	$ 246	$ 243
Investments other than cash and cash equivalents:				
Debt securities:				
Maturity (5-10 years)	$ 439	$ 402	$ 460	$ 441
Maturity (more than 10 years)	990	1,009	1,026	1,051
Equity securities	15	15	16	16
All other	1,730	1,734	924	935
	$ 3,174	$ 3,160	$2,426	$2,443

*Excluding approximately $1.75 billion of long-term debt in 2001 related to pending divestitures

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Companies' ratings. Long-term debt and preferred stock subject to mandatory redemption of the former GPU companies were recognized at fair value in connection with the merger.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Companies have no securities held for trading purposes.

Effective December 31, 1998, FirstEnergy began accounting for its commodity price derivatives, entered into specifically for trading purposes, on a mark-to-market basis in accordance with Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities," with gains and losses recognized in the Consolidated Statements of Income.

On January 1, 2001, FirstEnergy adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133". The cumulative effect to January 1, 2001 was a charge of $8.5 million (net of $5.8 million of income taxes) or $.03 per share of common stock. The reported results of operations for the years ended December 31, 2000 and 1999 would not have been materially different if this accounting had been in effect during those years.

FirstEnergy is exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including electricity, natural gas and coal. To manage the volatility relating to these exposures, FirstEnergy uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes and, to a lesser extent, for trading purposes. FirstEnergy's Risk Policy

Committee, comprised of executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

FirstEnergy uses derivatives to hedge the risk of price, interest rate and foreign currency fluctuations. FirstEnergy's primary ongoing hedging activity involves cash flow hedges of electricity, and natural gas purchases. The maximum periods over which the variability of electricity, and natural gas cash flows are hedged are two and three years, respectively. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. FirstEnergy entered into interest rate derivative transactions during 2001 to hedge a portion of the anticipated interest payments on debt related to the GPU acquisition. Gains and losses from hedges of anticipated interest payments on acquisition debt will be included in net income over the periods that hedged interest payments are made – 5, 10 and 30 years. The current net deferred loss of $169.4 million included in Accumulated Other Comprehensive Loss (AOCL) as of December 31, 2001, for derivative hedging activity, as compared to the December 31, 2000 balance of $44.2 million (including the SFAS 133 cumulative adjustment) in deferred gains, resulted from a $181.1 million reduction related to current hedging activity and a $32.5 million reduction due to net hedge gains included in earnings during the year. Approximately $40.7 million (after tax) of the current net deferred loss on derivative instruments in AOCL is expected to be reclassified to earnings during the next twelve months as hedged transactions occur. However, the fair value of these derivative instruments will fluctuate from period to period based on various market factors and will generally be more than offset by the margin on related sales and revenues.

Regulatory Assets-

The Companies recognize, as regulatory assets, costs which the FERC, PUCO, PPUC and NJBPU have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Companies' respective transition and regulatory plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations. OE and Penn recognized additional cost recovery of $270 million in 2000 and $257 million in 1999, as additional regulatory asset amortization in accordance with their prior Ohio and current Pennsylvania regulatory plans. The Ohio companies and Penn recognized incremental transition cost recovery aggregating $309 million in accordance with the current Ohio transition plan and Pennsylvania regulatory plan.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2001	2000
	(In millions)	
Regulatory transition charge	$7,751.5	$3,489.0
Customer receivables for future income taxes	433.0	139.9
Societal benefits charge	166.6	–
Loss on reacquired debt	80.0	51.0
Employee postretirement benefit costs	98.6	15.3
Nuclear decommissioning, decontamination and spent fuel disposal costs	80.2	–
Provider of last resort costs	116.2	–
Property losses and unrecovered plant costs	104.1	–
Other	82.4	32.5
Total	$8,912.6	$3,727.7

2. Merger:

On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000 (Merger Agreement). As a result of the merger, GPU's former wholly owned subsidiaries, including JCP&L, Met-Ed and Penelec (collectively, the Former GPU Companies), became wholly owned subsidiaries of FirstEnergy.

Under the terms of the Merger Agreement, GPU shareholders received the equivalent of $36.50 for each share of GPU common stock they owned, payable in cash and/or FirstEnergy common stock. GPU shareholders receiving FirstEnergy shares received 1.2318 shares of FirstEnergy common stock for each share of GPU common stock that they exchanged. The elections by GPU shareholders were subject to proration since the total elections received would have resulted in more than one-half of the GPU common stock being exchanged for FirstEnergy shares. FirstEnergy borrowed the funds for the cash portion of the merger consideration, approximately $2.2 billion, through a credit agreement dated as of October 2, 2001, from a group of banks led by Barclay's Bank Plc, as administrative agent; the borrowings were refinanced with long-term debt on November 15, 2001. FirstEnergy issued nearly 73.7 million shares of its common stock to GPU shareholders for the share portion of the transaction consideration.

The merger was accounted for by the purchase method of accounting and, accordingly, the Consolidated Statements of Income include the results of the Former GPU Companies beginning November 7, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. The merger purchase accounting adjustments, which were recorded in the records of GPU's direct subsidiaries, primarily consist of: (1) revaluation of GPU's international operations to fair value; (2) revaluation of property, plant and equipment; (3) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (4) recognizing additional obligations related to retirement benefits; and (5) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The severance and compensation liabilities are based on anticipated workforce reductions reflecting duplicate positions primarily related to corporate support groups including finance, legal, communications, human resources and information technology. The workforce reductions represent the expected reduction of approximately 1,000 employees at a cost of approximately $140 million. Merger related staffing reductions began in late 2001 and the remaining reductions are anticipated to occur through 2003 as merger-related transition assignments are completed.

The merger greatly expanded the size and scope of our electric business and the goodwill recognized primarily relates to the regulated services segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is subject to adjustment within one year of the merger.

	(In millions)	
Current assets	$ 1,027	
Goodwill	3,698	
Regulatory assets	4,352	
Other	5,595	
Total assets acquired		14,672
Current liabilities	(2,615)	
Long-term debt	(2,992)	
Other	(4,785)	
Total liabilities assumed		(10,392)
Net assets acquired pending sale		566
Net assets acquired		$ 4,846

Divestitures- International Operations

Prior to consummation of the GPU merger, FirstEnergy identified certain GPU international operations (see below) for divestiture within twelve months of the merger date. These operations constitute individual "lines of business" as defined in Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with physically and operationally separable activities. Application of EITF Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," required that expected, pre-sale cash flows, including incremental interest costs on related acquisition debt, of these operations be considered part of the purchase price allocation. Accordingly, subsequent to the merger date, results of operations and incremental interest costs related to these international subsidiaries have not been included in FirstEnergy's Consolidated Statement of Income. Additionally, assets and liabilities of these international operations have been segregated under separate captions on the Consolidated Balance Sheet as "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" (see the tables below). The following entities are included in such captions:

<u>Australia – Gas Transmission (GasNet)</u>
GasNet Pty Ltd. and subsidiaries
GPU GasNet Trading Pty Ltd. (and related trusts)

<u>United Kingdom – Electric Distribution</u>
Avon Energy Partners Holdings
Avon Energy Partners plc
Midlands Electricity plc
Midlands Power International Ltd.

<u>Argentina – Electric Distribution</u>
GPU Empresa Distribuidora Electrica Regional S.A. and affiliates

In December 2001, FirstEnergy divested its Australian gas transmission companies through an initial public offering of GasNet's common stock. The IPO provided net proceeds of $125 million to FirstEnergy and immediately removed $290 million of GasNet-related debt from FirstEnergy's consolidated debt.

On October 18, 2001, FirstEnergy and Aquila, Inc. (formerly UtiliCorp United) announced that Aquila made an offer to FirstEnergy to purchase Avon Energy Partners Holdings, FirstEnergy's wholly owned holding company of Midlands Electricity plc, for $2.1 billion including the assumption of $1.7 billion of debt. FirstEnergy accepted the offer upon completion of its merger with GPU and regulatory approvals for the transaction have been received by Aquila. One condition of regulatory approval requires that Aquila include a financial partner in the transaction. The transaction must be completed by April 26, 2002, or either party may terminate the original agreement. On March 18, 2002, FirstEnergy announced that it finalized terms of the agreement in which Aquila will acquire a 79.9 percent interest in Avon for approximately $1.9 billion (including the transfer of $1.7 billion of debt).

FirstEnergy and Aquila together will own all of the outstanding shares of Avon through a jointly owned subsidiary, with each company having a 50-percent voting interest.

Midlands maintains a defined benefit pension plan covering almost all full-time employees of Midlands. The plan is maintained separately from the FirstEnergy plan and will transfer upon completion of the sale. The pension benefit obligations as of the November 7, 2001 merger date and December 31, 2001 were approximately $1,263 million and $1,264 million, respectively, with the net change primarily due to actuarial gains of $12 million offset by benefits paid of $11 million. The fair values of plan assets as of November 7, 2001 and December 31, 2001, were approximately $1,313 million and $1,291 million, respectively, with the change including benefits paid of approximately $11 million. The 2001 post-merger net periodic benefit income for the last seven weeks of 2001 was approximately $3 million. The plan assumptions as of December 31, 2001 included a discount rate of 6.0%, an expected return on plan assets of 7.0% and a rate of compensation increase of 4.5%.

As with the other international subsidiaries identified above, GPU's former Argentina operations, including GPU Empresa Distribuidora Electrica Regional S.A., were identified by FirstEnergy for divestiture within twelve months of the merger date. FirstEnergy is actively pursuing the sale of these operations. FirstEnergy has determined the fair value of the Argentina operations based on the best available information as of the date of the merger. Subsequent to that date, a number of economic events have occurred in Argentina which may have an impact on FirstEnergy's ability to realize the estimated fair value of the Argentina operations. These events include currency devaluation, restrictions on repatriation of cash, and the anticipation of future asset sales in that region by competitors. FirstEnergy has determined that the current economic conditions in Argentina have not eroded the fair value recorded for these operations, and as a result, an impairment writedown of this investment is not warranted as of December 31, 2001. FirstEnergy will continue to assess the potential impact of these and other related events on the realizability of the value recorded for the Argentina operations. Other international companies are being considered for sale; however, as of the merger date those sales were not judged to be probable of occurring within twelve months.

Post-merger results of operations and incremental interest costs for the international operations included in "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" on FirstEnergy's Consolidated Balance Sheet as of December 31, 2001, are as follows:

Post-Merger Deferred Results of Operations and Interest Costs

	International Operations			
	Australia*	United Kingdom	Argentina	Total
	(In millions)			
Revenues	$4.0	$99.4	$ 28.5	$131.9
Expenses	2.9	58.3	62.8	124.0
Capitalized incremental interest costs	0.5	3.2	1.3	5.0
Net interest charges	1.2	20.2	3.2	24.6
Income taxes	0.2	(20.5)	(13.1)	(33.4)
Net income (loss) capitalized	$0.2	$44.6	$(23.1)	$ 21.7

** Australian operations divested in December 2001*

Consolidated Balance Sheets as of December 31, 2001

	International Operations		
	United Kingdom	Argentina	Total
	(In millions)		
Assets Pending Sale			
Current assets	$ 554	$ 41	$ 595
Property, plant and equipment	1,738	177	1,915
Investments	142	–	142
Deferred charges	691	75	766
Total	$3,125	$293	$3,418
Liabilities Related to Assets Pending Sale			
Current liabilities:			
Currently payable long-term debt	$ 316	$ 2	$ 318
Short-term debt	207	27	234
Other	501	2	503
Long-term debt	1,347	85	1,432
Deferred credits*	455	13	468
Total	$2,826	$129	$2,955
Net Assets Pending Sale	$ 299	$164	$ 463

** United Kingdom and Argentina are net of $3 million and $52 million, respectively, related to currency translation adjustments.*

Sale of Generating Assets-

On November 29, 2001, FirstEnergy reached an agreement to sell four coal-fired power plants (with an aggregate net book value of $539 million as of December 31, 2001) totaling 2,535 MW to NRG Energy, Inc. (NRG) for $1.5 billion ($1.355 billion in cash and $145 million in debt assumption). The net, after-tax gain from the sale, based on the difference between the sale price of the plants and their market price used in the Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. FirstEnergy also entered into a power purchase agreement (PPA) with NRG. Under the terms of the PPA, NRG is obligated to sell to FirstEnergy up to 10.5 billion kilowatt-hours of electricity annually, similar to the average annual output of the plants, through 2005. The sale is expected to close in mid-2002.

3. Leases:

The Companies lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

OE sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. CEI and TE also sold portions of their ownership interests in Beaver Valley Unit 2 and Bruce Mansfield Units 1, 2 and 3 and entered into similar operating leases for lease terms of approximately 30 years. During the terms of their respective leases, OE, CEI and TE continue to be responsible, to the extent of their individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. They have the right, at the expiration of the respective basic lease terms, to renew their respective leases. They also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

OES Finance, Incorporated, a wholly owned subsidiary of OE, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting OE's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to OE as sole owner of OES Finance common stock.

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2001, are summarized as follows:

	2001	2000	1999
	(In millions)		
Operating leases			
Interest element	$194.1	$202.4	$208.6
Other	120.5	111.1	110.3
Capital leases			
Interest element	8.0	12.3	17.5
Other	35.5	64.2	76.1
Total rentals	$358.1	$390.0	$412.5

The future minimum lease payments as of December 31, 2001, are:

	Capital Leases	Operating Leases: Lease Payments	Operating Leases: Capital Trusts	Operating Leases: Net
		(In millions)		
2002	$ 6.1	$ 322.2	$ 169.5	$ 152.7
2003	6.2	332.9	176.5	156.4
2004	6.0	294.9	110.7	184.2
2005	5.4	314.6	128.8	185.8
2006	5.4	323.2	140.2	183.0
Years thereafter	9.8	3,131.8	1,095.4	2,036.4
Total minimum lease payments	38.9	$4,719.6	$1,821.1	$2,898.5
Executory costs	8.8			
Net minimum lease payments	30.1			
Interest portion	10.7			
Present value of net minimum lease payments	19.4			
Less current portion	2.0			
Noncurrent portion	$17.4			

OE invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. The PNBV and Shippingport capital trust arrangements effectively reduce lease costs related to those transactions.

4. Capitalization:

(A) Retained Earnings-

There are no restrictions on retained earnings for payment of cash dividends on FirstEnergy's common stock.

(B) Employee Stock Ownership Plan-

FirstEnergy funds the matching contribution for its 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock (subsequently converted to FirstEnergy common stock) through market purchases. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 2001, 2000 and 1999, 834,657 shares, 826,873 shares and 627,427 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 5,117,375 shares unallocated as of December 31, 2001, was approximately $179.0 million. Total ESOP-related compensation expense was calculated as follows:

	2001	2000	1999
		(In millions)	
Base compensation	$25.1	$18.7	$18.3
Dividends on common stock held by the ESOP and used to service debt	(6.1)	(6.4)	(4.5)
Net expense	$19.0	$12.3	$13.8

(C) Stock Compensation Plans-

In 2001, FirstEnergy assumed responsibility for two new stock-based plans as a result of the merger with GPU. No further stock based compensation can be awarded under the GPU, Inc. Stock Option and Restricted Stock Plan for MYR Group Inc. Employees (MYR Plan) or the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries (GPU Plan). All options and restricted stock under both Plans have been converted into FirstEnergy options and restricted stock. Options under the GPU Plan became fully vested on November 7, 2001, and will expire on or before June 1, 2010. Under the MYR Plan, all options and restricted stock maintained their original vesting periods, which range from one to four years, and will expire on or before December 17, 2006.

Additional stock based plans administered by FirstEnergy include the Centerior Equity Plan (CE Plan) and the FirstEnergy Executive and Director Incentive Compensation Plan (FE Plan). All options are fully vested under the CE Plan, and no further awards are permitted. Outstanding options will expire on or before February 25, 2007. Under the FE Plan, total awards cannot exceed 15 million shares of common stock or their equivalent. Only stock options and restricted stock have been granted, with vesting periods ranging from six months to seven years.

Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

	2001	2000	1999
Restricted common shares granted	133,162	208,400	8,000
Weighted average market price	$35.68	$26.63	$30.89
Weighted average vesting period (years)	3.7	3.8	5.8
Dividends restricted	*	Yes	Yes

** FE Plan dividends are paid as restricted stock on 4,500 shares; MYR Plan dividends are paid as unrestricted cash on 128,662 shares*

Stock option activity under the FE Programs was as follows:

Stock Option Activity	Number of Options	Weighted Average Exercise Price
Balance, December 31, 1998	364,286	$27.13
(182,330 options exercisable)		24.44
Options granted	1,811,658	24.90
Options exercised	22,575	21.42
Balance, December 31, 1999	2,153,369	25.32
(159,755 options exercisable)		24.87
Options granted	3,011,584	23.24
Options exercised	90,491	26.00
Options forfeited	52,600	22.20
Balance, December 31, 2000	5,021,862	24.09
(473,314 options exercisable)		24.11
Options granted	4,240,273	28.11
Options exercised	694,403	24.24
Options forfeited	120,044	28.07
Balance, December 31, 2001	8,447,688	26.04
(1,828,341 options exercisable)		24.83

As of December 31, 2001, the weighted average remaining contractual life of outstanding stock options was 7.8 years.

Under the Executive Deferred Compensation Plan, covered employees can direct a portion of their Annual Incentive Award and/or Long Term Incentive Award into an unfunded FirstEnergy Stock Account to receive vested stock units. An additional 20% premium is received in the form of stock units based on the amount allocated to the FirstEnergy Stock Account. Dividends are calculated quarterly on stock units outstanding and are paid in the form of additional stock units. Upon withdrawal, stock units are converted to FirstEnergy shares. Payout occurs three years from the date of deferral. As of December 31, 2001, there were 234,558 stock units outstanding.

FirstEnergy continues to apply APB 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," FirstEnergy has determined pro forma earnings as though FirstEnergy had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

	2001	2000	1999
Valuation assumptions:			
Expected option term (years)	8.3	7.6	6.4
Expected volatility	23.45%	21.77%	20.03%
Expected dividend yield	5.00%	6.68%	5.97%
Risk-free interest rate	4.67%	5.28%	5.97%
Fair value per option	$4.97	$2.86	$3.42

The following table summarizes the pro forma effect of applying fair value accounting to FirstEnergy's stock options.

	2001	2000	1999
Net Income (000)			
As Reported	$646,447	$598,970	$568,299
Pro Forma	$642,724	$597,378	$567,876
Earnings Per Share of Common Stock -			
Basic			
As Reported	$2.82	$2.69	$2.50
Pro Forma	$2.80	$2.69	$2.50
Diluted*			
As Reported	$2.81	$2.69	$2.50
Pro Forma	$2.79	$2.69	$2.50

* *The denominator used in the calculation of diluted earnings per share of common stock includes the weighted average number of common shares outstanding (used as the denominator for the calculation of basic earnings per share of common stock) plus common stock equivalents resulting from the stock-based compensation plans discussed above – including 723,931 for options and 194,107 for stock units.*

(D) Preferred and Preference Stock-

JCP&L's 7.52% Series K of preferred stock has a restriction which prevents early redemption prior to June 2002. Penn's 7.75% series has a restriction which prevents early redemption prior to July 2003. CEI's $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

TE exercised its option to redeem all outstanding shares of five series of preferred stock on February 1, 2002 as follows:

Series	Outstanding Shares	Call Price
$ 7.76	150,000	$102.44
$ 7.80	150,000	$101.65
$ 8.32	100,000	$102.46
$10.00	190,000	$101.00
$ 2.21	1,000,000	$25.25

CEI redeemed, pursuant to redemption provisions of its $42.40 Series T issue, all 200,000 shares outstanding on February 1, 2002 at a price of $500 per share.

Met-Ed's and Penelec's preferred stock authorization consists of 10 million and 11.435 million shares, respectively, without par value. No preferred shares are currently outstanding for the two companies.

The Companies' preference stock authorization consists of 8 million shares without par value for OE; 3 million shares without par value for CEI; and 5 million shares, $25 par value for TE. No preference shares are currently outstanding.

(E) Preferred Stock Subject to Mandatory Redemption-

Annual sinking fund provisions for the Companies' preferred stock are as follows:

	Series		Shares	Redemption Price Per Share
CEI	$ 7.35	C	10,000	$ 100
	90.00	S	17,750	1,000
JCP&L	8.65%	J	83,333	100
	7.52%	K	25,000	100
Penn	7.625%		7,500	100

Annual sinking fund requirements for the next five years are $30 million in 2002, $13 million in each year 2003 and 2004, and $4 million in each year 2005 and 2006.

(F) Subsidiary-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust or Limited Partnership Holding Solely Subordinated Debentures of Subsidiaries-

OE and CEI have each formed statutory business trusts as wholly owned financing subsidiaries for which they own all of the respective common securities. Each trust sold preferred securities and invested the gross proceeds in subordinated debentures of the applicable parent company and the sole assets of each trust are the applicable subordinated debentures. In each case, interest payment provisions of the subordinated debentures match the distribution payment provisions of the trust's preferred securities. In addition, upon redemption or payment at maturity of subordinated debentures, the applicable trust's preferred securities will be redeemed on a pro rata basis at their liquidation value. Under certain circumstances, the applicable subordinated debentures could be distributed to the holders of the outstanding preferred securities of the trust in the event that the trust is liquidated. The applicable parent company has effectively provided a full and unconditional guarantee of payments due on its trust's preferred securities. Their respective trust preferred securities are redeemable at 100% of their principal amount at the option of OE and, beginning in December 2006, at the option of CEI.

Met-Ed and Penelec have each also formed statutory business trusts for substantially similar transactions as OE and CEI. However, ownership of the respective Met-Ed and Penelec trusts is through separate wholly-owned limited partnerships, of which a wholly-owned subsidiary of each company is the sole general partner. In these transactions, each trust invested the gross proceeds from the sale of its trust preferred securities in the preferred securities of the applicable limited partnership, which in turn invested those proceeds in the 7.35% and 7.34% subordinated debentures of Met-Ed and Penelec, respectively. In each case, the applicable parent company has effectively provided a full and unconditional guarantee of its obligations under its trust's preferred securities. The Met-Ed and Penelec trust preferred securities are redeemable at the option of Met-Ed and Penelec beginning in May 2004 and September 2004, respectively, at 100% of their principal amount.

Additionally, JCP&L has formed a limited partnership for a substantially similar transaction; however, no statutory trust is involved. That limited partnership, of which JCP&L is the sole general partner, invested the gross proceeds from the sale of its monthly income preferred securities (MIPS) in JCP&L's 8.56% subordinated debentures. JCP&L has effectively provided a full and unconditional guarantee of its obligations under its limited partnership's MIPS. The limited partnership's MIPS are redeemable at the option of JCP&L at 100% of their principal amount. In all of these transactions, interest on the subordinated debentures (and therefore the distributions on trust preferred securities or MIPS) may be deferred for up to 60 months, but the parent company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

The following table lists the subsidiary trusts and limited partnership and information regarding their preferred securities outstanding as of December 31, 2001.

	Preferred Securities (a)			
	Maturity	Rate	Stated Value	Subordinated Debentures
			(In millions)	
Ohio Edison Financing Trust (b)	2025	9.00%	$120.0	$123.7
Cleveland Electric Financing Trust I (b)	2031	9.00%	$100.0	$103.1
Met-Ed Capital Trust (c)	2039	7.35%	$100.0	$103.1
Penelec Capital Trust (c)	2039	7.34%	$100.0	$103.1
JCP&L Capital, L. P. (b)	2044	8.56%	$125.0	$128.9

(a) The liquidation value is $25 per security.

(b) The sole assets of the trust or limited partnership are the parent company's subordinated debentures with the same rate and maturity date as the preferred securities.

(c) The sole assets of the trust are the preferred securities of Met-Ed Capital II, L.P. and Penelec Capital II, L.P., respectively, whose sole assets are the parent company's subordinated debentures with the same rate and maturity date as the preferred securities.

(G) Long-Term Debt-

The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

Based on the amount of bonds authenticated by the Trustees through December 31, 2001, the Companies' annual sinking and improvement fund requirements for all bonds issued under the mortgages amounts to $66.9 million. OE, TE and Penn expect to deposit funds in 2002 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. JCP&L, Met-Ed and Penelec expect to fulfill their sinking and improvement fund obligation by providing bondable property additions and/or retired bonds to the Trustee to meet their annual sinking fund requirement.

Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases and long-term debt included in "Liabilities Related to Assets Pending Sale") for the next five years are:

	(In millions)
2002	$1,654.7
2003	928.1
2004	1,421.1
2005	853.3
2006	1,432.5

The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $287.6 million and noncancelable municipal bond insurance policies of $493.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 1.00% to 1.375% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

FirstEnergy had unsecured borrowings of $250 million as of December 31, 2001, supported by a $500 million long-term revolving credit facility agreement which expires November 29, 2004. As of December 31, 2001, FirstEnergy currently pays an annual facility fee of 0.25% on the total credit facility amount. The fee is subject to change based on credit agency ratings for FirstEnergy.

OE had no unsecured borrowings as of December 31, 2001 under a $250 million long-term revolving credit facility agreement which expires November 18, 2002. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

CEI and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of CEI and TE in the proportion of 40% and 60%, respectively (see Note 3).

OE's and Penn's nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $141.5 million long-term bank credit agreement which expires March 31, 2002. FirstEnergy does not anticipate extending the credit agreement. Accordingly, the commercial paper and loans are reflected as currently payable long-term debt on the December 31, 2001 Consolidated Balance Sheet. OES Fuel must pay an annual facility fee of 0.20% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

(H) Comprehensive Income-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholders' equity except those resulting from transactions with common stockholders. As of December 31, 2001, accumulated other comprehensive income (loss) consisted of a minimum liability for unfunded retirement benefits of $0.6 million, unrealized gains on investments in securities available for sale of $1.0 million and unrealized losses on derivative instrument hedges of $169.4 million.

5. Short-Term Borrowings and Bank Lines of Credit:

Short-term borrowings outstanding as of December 31, 2001, consisted of $688.3 million of bank borrowings and $159.8 million of OES Capital, Incorporated commercial paper. Total borrowings include $233.8 million related to pending divestitures (see Note 2 – Merger) that are included in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002.

FirstEnergy and its subsidiaries have various credit facilities (including a FirstEnergy $1 billion short-term revolving credit facility) with domestic and foreign banks that provide for borrowings of up to $1.291 billion under various interest rate options. OE's short-term borrowings may be made under its lines of credit on its unsecured notes. To assure the availability of these lines, FirstEnergy and its subsidiaries are required to pay annual commitment fees that vary from 0.125% to 0.20%. These lines expire at various times during 2002. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2001 and 2000, were 3.80% and 7.92%, respectively.

6. Commitments, Guarantees and Contingencies:

Capital Expenditures-

FirstEnergy's current forecast reflects expenditures of approximately $3.4 billion for property additions and improvements from 2002-2006, of which approximately $850 million is applicable to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $536 million, of which approximately $54 million applies to 2002. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $507 million and $101 million, respectively, as the nuclear fuel is consumed.

Stock Repurchase Program-

On November 17, 1998, the Board of Directors authorized the repurchase of up to 15 million shares of FirstEnergy's common stock over a three-year period beginning in 1999. Repurchases were made on the open market, at prevailing prices, and were funded primarily through the use of operating cash flows. During 2001, 2000 and 1999, FirstEnergy repurchased and retired 550,000 shares (average price of $27.82 per share), 7.9 million shares (average price of $24.51 per share) and 4.6 million shares (average price of $28.08 per share), respectively.

Nuclear Insurance-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. The Companies' maximum potential assessment under the industry retrospective rating plan would be $352.4 million per incident but not more than $40 million in any one year for each incident.

The Companies are also insured under policies for each nuclear plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $1.2 billion of insurance coverage for replacement power costs. Under these policies, the Companies can be assessed a maximum of approximately $71 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

Environmental Matters-

Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. FirstEnergy estimates additional capital expenditures for environmental compliance of approximately $225 million, which is included in the construction forecast provided under "Capital Expenditures" for 2002 through 2006.

The Companies are required to meet federally approved sulfur dioxide (SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The Companies are in compliance with the current SO2 and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including New Jersey, Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Companies' Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Companies' Ohio facilities by May 31, 2004. The Companies continue to evaluate their compliance plans and other compliance options.

In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend if and how they are ultimately implemented by the states in which the Companies operate affected facilities.

In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, FirstEnergy believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. In April 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Companies' proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Companies have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, JCP&L has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by JCP&L through a non-bypassable societal benefits charge. The Companies have total accrued liabilities aggregating approximately $60 million as of December 31, 2001. FirstEnergy does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

Other Legal Proceedings-

Various lawsuits, claims and proceedings related to FirstEnergy's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant are described below.

Unit 2 of the Three Mile Island Nuclear Plant (TMI-2) was acquired by FirstEnergy in 2001 as part of the merger with GPU. As a result of the 1979 TMI-2 accident, claims for alleged personal injury against JCP&L, Met-Ed, Penelec and GPU were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by GPU and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In September 2000, GPU filed for a summary judgment in the District Court. Meanwhile, the plaintiffs appealed to the Third Circuit for a review of the District Court's decision placing limitations on the remaining plaintiffs' suits. In April 2001, the Third Circuit affirmed the District Court's decision. In July 2001, GPU renewed its motion for a summary judgment on the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted GPU's amended motion for summary judgment. On February 14, 2002 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In addition to the approximately 2,100 claims for which summary judgment has been granted, there is other pending litigation arising out of the TMI-2 accident. This litigation consists of the following: eight personal injury cases that were not consolidated with the above-referenced approximately 2,100 claims; two class actions brought on behalf of plaintiffs alleging additional injuries diagnosed after the filing of the complaints in the above-referenced case; a case alleging exposure during the post-accident cleanup of the TMI-2 plant; and claims by individual businesses for economic loss resulting from the TMI-2 accident. Although unable to predict the outcome of this litigation, FirstEnergy believes that any liability to which it might be subject by reason of the TMI-2 accident will not exceed its financial protection under the Price-Anderson Act.

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against JCP&L, GPU and other GPU companies seeking compensatory and punitive damages arising from the July 1999 service interruptions in the JCP&L territory. In May 2001, the court denied without prejudice the defendants' motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002.

In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that JCP&L is bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and the plaintiffs' motion to file an appeal of this decision was denied by the New Jersey Appellate Division. JCP&L has also filed a motion for partial summary judgement that is currently pending before the Superior Court. FirstEnergy is unable to predict the outcome of these matters.

Other Commitments, Guarantees and Contingencies-

GPU had made significant investments in foreign businesses and facilities through its GPU Electric and GPU Power subsidiaries. Although FirstEnergy will attempt to mitigate its risks related to foreign investments, it faces additional risks inherent in operating in such locations, including foreign currency fluctuations.

GPU Electric, through its subsidiary, Midlands, has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which commenced commercial operations in October 2000. GPU Electric's investment in this project as of December 31, 2001 was approximately $38 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $4.8 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses" which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric $4.9 million through December 31, 2001, leaving a remaining commitment for future cash losses of up to $15.1 million. Midlands also has a 31% equity interest in a 478 MW power project in Turkey (the Trakya Power Project). Trakya is presently engaged in a foreign currency conversion issue with TETTAS (the state owned electricity purchaser). Midlands established a $16.5 million reserve for nonrecovery relating to that issue as of December 31, 2001. These commitments and contingencies associated with Midlands will transfer to the new partnership upon completion of the sale discussed in Note 2 - Merger, with FirstEnergy being responsible for its lower proportionate interest.

El Barranquilla, a wholly owned subsidiary of GPU Power, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project. As of December 31, 2001, GPU Power had an investment of approximately $109.4 million in TEBSA and is committed, under certain circumstances, to make additional standby equity contributions of $21.3 million, which FirstEnergy has guaranteed. The total outstanding senior debt of the TEBSA project is $315 million at December 31, 2001. The lenders include the Overseas Private Investment Corporation, US Export Import Bank and a commercial bank syndicate. GPU had guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5.8 million (subject to escalation) under the project's operations and maintenance agreement.

GPU believed that various events of default have occurred under the loan agreements relating to the TEBSA project. In addition, questions have been raised as to the accuracy and completeness of information provided to various parties to the project in connection with the project's formation. FirstEnergy continues to discuss these issues and related matters with the project lenders, CORELCA (the government owned Colombian electric utility with an ownership interest in the project) and the Government of Colombia.

Moreover, in September 2001, the DIAN (the Colombian national tax authority) had presented TEBSA with a statement of charges alleging that certain lease payments made under the Lease Agreement with Los Amigos Leasing Company (an indirect wholly owned subsidiary of GPU Power) violated Colombian foreign exchange regulations and were, therefore, subject to substantial penalties. The DIAN has calculated a statutory penalty amounting to approximately $200 million and gave TEBSA two months to respond to the statement of charges. In November 2001, TEBSA filed a formal response to this statement of charges. TEBSA is continuing to review the DIAN's position and has been advised by its Colombian counsel that the DIAN's position is without substantial legal merit. FirstEnergy is unable to predict the outcome of these matters.

7. Segment Information:

FirstEnergy operates under the following reportable segments: regulated services, competitive services and other (primarily corporate support services and international operations acquired in the GPU merger). FirstEnergy's primary segment is its regulated services, which include eight electric utility operating companies in Ohio, Pennsylvania and New Jersey that formerly provided bundled electric service. Its other material business segment consists of the subsidiaries that operate unregulated energy and energy-related businesses.

The regulated services segment designs, constructs, operates and maintains FirstEnergy's regulated transmission and distribution systems. It also provides generation services to regulated franchise customers who have not chosen an alternative, competitive generation supplier. The regulated services segment obtains a portion of its required generation through power supply agreements with the competitive services segment.

The competitive services segment includes all domestic unregulated energy and energy-related services including commodity sales (both electricity and natural gas) in the retail and wholesale markets, marketing, generation and sourcing of commodity requirements, as well as other competitive energy-application services. Competitive products are increasingly marketed to customers as bundled services.

2000 and 1999 financial data are pro forma amounts to represent 2001 business segment organizations and operations. Financial data for these business segments are as follows:

SEGMENT FINANCIAL INFORMATION

	Regulated Services	Competitive Services	Other	Reconciling Adjustments		Consolidated
			(In millions)			
2001						
External revenues	$ 5,729	$2,165	$ 11	$ 94	(a)	$ 7,999
Internal revenues	1,480	2,011	350	(3,841)	(b)	–
Total revenues	7,209	4,176	361	(3,747)		7,999
Depreciation and amortization	841	21	28	–		890
Net interest charges	571	25	74	(114)	(b)	556
Income taxes	469	45	(40)	–		474
Income before cumulative effect of a change in accounting	640	66	(51)	–		655
Net income	640	57	(51)	–		646
Total assets	28,054	2,981	6,317	–		37,352
Property additions	447	375	30	–		852
2000						
External revenues	$ 5,415	$1,545	$ 1	$ 68	(a)	$ 7,029
Internal revenues	1,364	2,280	306	(3,950)	(b)	–
Total revenues	6,779	3,825	307	(3,882)		7,029
Depreciation and amortization	919	13	2	–		934
Net interest charges	558	10	19	(58)	(b)	529
Income taxes	297	95	(15)	–		377
Net income	465	137	(3)	–		599
Total assets	14,682	2,685	574	–		17,941
Property additions	422	126	40	–		588
1999						
External revenues	$ 5,448	$ 796	$ 60	$ 16	(a)	$ 6,320
Internal revenues	1,274	2,240	184	(3,698)	(b)	–
Total revenues	6,722	3,036	244	(3,682)		6,320
Depreciation and amortization	928	10	–	–		938
Net interest charges	613	8	6	(55)	(b)	572
Income taxes	288	90	17	–		395
Net income	414	129	25	–		568
Total assets	16,792	1,030	402	–		18,224
Property additions	418	207	–	–		625

Reconciling adjustments to segment operating results from internal management reporting to consolidated external financial reporting:
(a) Principally fuel marketing revenues which are reflected as reductions to expenses for internal management reporting purposes.
(b) Elimination of intersegment transactions.

PRODUCTS AND SERVICES

Year	Electricity Sales	Oil & Gas Sales	Energy Related Sales and Services
		(In millions)	
2001	$ 6,078	$ 792	$ 693
2000	5,537	582	563
1999	5,253	203	503

2001 GEOGRAPHIC INFORMATION

	Revenues	Assets
	(In millions)	
United States	$7,991	$32,187
Foreign countries*	8	5,165
Total	$7,999	$37,352

* *See Note 2 for discussion of planned divestitures of international operations.*

8. Summary of Quarterly Financial Data (Unaudited):

The following summarizes certain consolidated operating results by quarter for 2001 and 2000.

Three Months Ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001(a)
	(In millions, except per share amounts)			
Revenues	$1,985.7	$1,804.1	$1,951.6	$2,257.9
Expenses	1,669.4	1,416.7	1,412.1	1,816.0
Income Before Interest and Income Taxes	316.3	387.4	539.5	441.9
Net Interest Charges	126.3	121.0	124.1	184.3
Income Taxes	83.8	120.4	181.3	89.0
Income Before Cumulative Effect of Accounting Change	106.2	146.0	234.1	168.6
Cumulative Effect of Accounting Change (Net of Income Taxes) (Note 1)	(8.5)	–	–	–
Net Income	$ 97.7	$ 146.0	$ 234.1	$ 168.6
Basic Earnings Per Share of Common Stock:				
Before Cumulative Effect of Accounting Change	$.49	$.67	$1.07	$.64
Cumulative Effect of Accounting Change (Net of Income Taxes) (Note 1)	(.04)	–	–	–
Basic Earnings Per Share of Common Stock	$.45	$.67	$1.07	$.64
Diluted Earnings Per Share of Common Stock:				
Before Cumulative Effect of Accounting Change	$.49	$.67	$1.06	$.64
Cumulative Effect of Accounting Change (Net of Income Taxes) (Note 1)	(.04)	–	–	–
Diluted Earnings Per Share of Common Stock	$.45	$.67	$1.06	$.64

(a) Results for the former GPU companies are included from the November 7, 2001 acquisition date through December 31, 2001.

Three Months Ended	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(In millions, except per share amounts)			
Revenues	$1,607.9	$1,702.1	$1,891.7	$1,827.3
Expenses	1,234.1	1,338.0	1,433.1	1,518.9
Income Before Interest and Income Taxes	373.8	364.1	458.6	308.4
Net Interest Charges	135.0	134.4	131.2	128.5
Income Taxes	97.9	95.1	129.2	54.6
Net Income	$ 140.9	$ 134.6	$ 198.2	$ 125.3
Basic and Diluted Earnings per Share of Common Stock	$ .63	$ .60	$ .89	$ .57

9. Pro Forma Combined Condensed FirstEnergy Statements of Income (Unaudited):

The following pro forma combined condensed statements of income of FirstEnergy give effect to the FirstEnergy/GPU merger as if it had been consummated on January 1, 2000, with the purchase accounting adjustments actually recognized in the business combination (see Note 2 - Merger). The pro forma combined condensed financial statements have been prepared to reflect the merger under the purchase method of accounting with FirstEnergy acquiring GPU. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses related to the merger, over the net assets acquired (which included existing goodwill of $1.9 billion) is classified as goodwill and amounts to an additional $2.3 billion. In addition, the pro forma adjustments reflect a reduction in debt from application of the proceeds from certain pending divestitures as well as the related reduction in interest costs.

	Year Ended December 31,	
	2001	2000
	(In millions, except per share amounts)	
Revenues	$12,108	$11,703
Expenses	9,768	9,377
Income Before Interest and Income Taxes	2,340	2,326
Net Interest Charges	941	977
Income Taxes	561	527
Net Income	$ 838	$ 822
Earnings per Share of Common Stock	$ 2.87	$ 2.77

CONSOLIDATED FINANCIAL AND PRO FORMA COMBINED OPERATING STATISTICS (UNAUDITED)

	2001	2000	1999	1998	1997	1996	1991
GENERAL FINANCIAL INFORMATION							
(Dollars in thousands)							
Revenues	**$ 7,999,362**	$ 7,028,961	$ 6,319,647	$ 5,874,906	$ 2,961,125	$2,521,788	$2,379,555
Net Income	**$ 646,447**	$ 598,970	$ 568,299	$ 410,874	$ 305,774	$ 302,673	$ 240,069
SEC Ratio of Earnings to Fixed Charges	**2.21**	2.10	2.01	1.77	2.18	2.38	1.95
Net Property, Plant and Equipment	**$12,428,429**	$ 7,575,076	$ 9,093,341	$ 9,242,574	$ 9,635,992	$5,534,382	$5,992,325
Capital Expenditures	**$ 887,929**	$ 568,711	$ 474,118	$ 305,577	$ 188,145	$ 145,005	$ 235,622
Total Capitalization (a)	**$21,339,001**	$11,204,674	$11,469,795	$11,756,422	$12,124,492	$5,582,989	$6,034,935
Capitalization Ratios (a):							
Common Stockholders' Equity	**34.7%**	41.5%	39.8%	37.9%	34.3%	44.8%	39.3%
Preferred and Preference Stock:							
Not Subject to Mandatory Redemption	**2.2**	5.8	5.7	5.6	5.5	3.8	5.9
Subject to Mandatory Redemption	**2.8**	1.4	2.2	2.5	2.7	2.8	1.1
Long-Term Debt	**60.3**	51.3	52.3	54.0	57.5	48.6	53.7
Total Capitalization	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Average Capital Costs:							
Preferred and Preference Stock	**7.90%**	7.92%	7.99%	8.01%	8.02%	7.59%	7.60%
Long-Term Debt	**6.98%**	7.84%	7.65%	7.83%	8.02%	7.76%	8.75%
COMMON STOCK DATA							
Earnings per Share (b):							
Basic	**$2.85**	$2.69	$2.50	$1.95	$1.94	$2.10	$1.60
Diluted	**$2.84**	$2.69	$2.50	$1.95	$1.94	$2.10	$1.60
Return on Average Common Equity (b)	**12.9%**	13.0%	12.7%	10.3%	11.0%	12.4%	9.9%
Dividends Paid per Share	**$1.50**	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50
Dividend Payout Ratio (b)	**53%**	56%	60%	77%	77%	71%	94%
Dividend Yield	**4.3%**	4.8%	6.6%	4.6%	5.2%	6.6%	7.3%
Price/Earnings Ratio (b)	**12.3**	11.7	9.1	16.7	14.9	10.8	12.8
Book Value per Share	**$25.29**	$21.29	$20.22	$19.37	$18.71	$17.35	$15.55
Market Price per Share	**$34.98**	$31.56	$22.69	$32.56	$29.00	$22.75	$20.50
Ratio of Market Price to Book Value	**138%**	148%	112%	168%	155%	131%	132%
OPERATING STATISTICS (c)							
Generation Kilowatt-Hour Sales (Millions):							
Residential	**32,766**	32,519	32,616	31,220	30,653	31,105	28,741
Commercial	**32,356**	33,139	30,311	31,033	30,149	28,961	26,120
Industrial	**33,185**	31,140	30,422	36,683	36,531	35,460	33,193
Other	**532**	522	566	611	612	1,396	1,448
Total Retail	**98,839**	97,320	93,915	99,547	97,945	96,922	89,502
Total Wholesale	**24,166**	13,761	14,631	9,910	11,657	12,472	8,296
Total Sales	**123,005**	111,081	108,546	109,457	109,602	109,394	97,798
Customers Served:							
Residential	**3,833,013**	3,798,716	3,767,534	3,735,308	3,708,760	3,673,009	3,518,799
Commercial	**464,053**	472,410	455,919	447,087	444,582	436,650	405,838
Industrial	**18,652**	18,996	19,549	19,902	21,028	21,188	22,044
Other	**5,801**	6,001	5,992	5,876	5,835	7,671	7,758
Total	**4,321,519**	4,296,123	4,248,994	4,208,173	4,180,205	4,138,518	3,954,439
Number of Employees	**18,700**	18,912	19,470	20,392	18,867	19,754	27,056

(a) 2001 capitalization includes approximately $1.4 billion of long-term debt (excluding long-term debt due to be repaid within one year) included in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.

(b) Before an accounting change in 2001 and an extraordinary charge in 1998.

(c) Reflects pro forma combined FirstEnergy and GPU statistics in years 1998 to 2001 and pro forma combined Ohio Edison, Centerior and GPU statistics in years prior to 1998.

Investor Services, Transfer Agent and Registrar

We act as our own transfer agent and registrar for all stock issues of FirstEnergy and its subsidiaries. Shareholders wanting to transfer stock, or who need assistance or information, can send their stock or write to Investor Services, FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308-1890. Shareholders also can call the following toll-free telephone number, which is valid in the United States, Canada, Puerto Rico and the Virgin Islands, weekdays between 8 a.m. and 4:30 p.m., Eastern time: 1-800-736-3402. For Internet access to general shareholder information and useful forms, visit our Web site at *www.firstenergycorp.com/ir.* Former GPU registered common shareholders should call Mellon Investor Services at 1-800-279-1228 for historical information on their account prior to November 7, 2001, the effective date of the merger.

Stock Listings and Trading

Newspapers generally report FirstEnergy common stock under the abbreviation FSTENGY, but this can vary depending upon the newspaper. The common stock of FirstEnergy and preferred stock of its electric utility subsidiaries are listed on the following stock exchanges:

Company	Stock Exchange	Symbol
FirstEnergy	New York	FE
The Illuminating Company	New York, OTC	CVE
Jersey Central	New York	JYP
Ohio Edison	New York	OEC
Pennsylvania Power	Philadelphia	PPC
Toledo Edison	New York, OTC	TED
	American	

Dividends

Proposed dates for the payment of FirstEnergy common stock dividends in 2002 are:

Ex-Dividend Date	Record Date	Payment Date
February 5	February 7	March 1
May 3	May 7	June 1
August 5	August 7	September 1
November 5	November 7	December 1

Direct Dividend Deposit

Shareholders can have their dividend payments automatically deposited to checking and savings accounts at any financial institution that accepts electronic direct deposits. Use of this free service ensures that payments will be available to you on the payment date, eliminating the possibility of mail delay or lost checks. To receive an authorization form, contact Investor Services.

Stock Investment Plan

Shareholders and others can purchase or sell shares of FirstEnergy common stock through the Company's Stock Investment Plan. Investors who are not registered shareholders can enroll with an initial cash investment of $250. Participants may invest all or some of their dividends or make optional cash payments at any time of at least $25 per payment up to $100,000 annually. To receive an enrollment form, contact Investor Services.

Safekeeping of Shares

Shareholders can request that the Company hold their shares of FirstEnergy common stock in safekeeping. To take advantage of this service, shareholders should forward their stock certificate(s) to the Company along with a signed letter requesting that the Company hold the shares. They should also state whether future dividends for the held shares are to be reinvested or paid in cash. The certificate(s) should not be endorsed, and registered mail is suggested. The shares will be held in uncertificated form and we will make certificate(s) available to shareholders upon request at no cost. Shares held in safekeeping will be reported on dividend checks or Stock Investment Plan statements.

Combining Stock Accounts

If you have more than one stock account and want to combine them, please write or call Investor Services and specify the account that you want to retain as well as the registration of each of your accounts.

Form 10-K Annual Report

Form 10-K, the Annual Report to the Securities and Exchange Commission, will be sent without charge by writing to Nancy C. Ashcom, Corporate Secretary, FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308-1890.

Institutional Investor and Security Analyst Inquiries

Institutional investors and security analysts should direct inquiries to: Kurt E. Turosky, Director, Investor Relations, 330-384-5500.

Annual Meeting of Shareholders

Shareholders are invited to attend the 2002 Annual Meeting of Shareholders on Tuesday, May 21, at 10 a.m., at the John S. Knight Center in Akron, Ohio. Registered holders of common stock not attending the meeting can appoint a proxy and vote on the items of business by telephone, Internet or by completing and returning the proxy card that is sent to them. Shareholders whose shares are held in the name of a broker can attend the meeting if they present a letter from their broker indicating ownership of FirstEnergy common stock on the record date of March 25, 2002.

FirstEnergy

76 South Main Street, Akron, Ohio 44308-1890
www.firstenergycorp.com

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PERMIT NO. 561

2001 Annual Report